Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Dated as of September 5, 2014

between

BB&T Corporation

and

The Bank of Kentucky Financial Corporation

-i-

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of September 5, 2014 (“Agreement”), is entered into by and among BB&T Corporation, a North Carolina corporation (“Parent”), and The Bank of Kentucky Financial Corporation, a Kentucky corporation (“BKYF”).

WITNESSETH:

WHEREAS, the Boards of Directors of BKYF and Parent have determined that it is in the best interests of their respective corporations and shareholders to consummate the business combination transaction provided for herein in which BKYF will, subject to the terms and conditions set forth herein, merge with and into Parent, with Parent being the surviving entity (the “Merger”);

WHEREAS, it is contemplated that the business combination contemplated herein shall be immediately followed by a merger of BKYF’s banking subsidiary, The Bank of Kentucky, Inc. (“BOK”), with and into Parent’s banking subsidiary, Branch Banking and Trust Company (“Subsidiary Bank”), with Subsidiary Bank being the surviving entity (the “Bank Merger”), as provided for in an agreement to be specified by Parent in consultation with BKYF, which agreement shall be in form and substance customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”);

WHEREAS, the Board of Directors of each of BKYF and Parent has (i) adopted this Agreement and approved the transactions contemplated by this Agreement, including the Merger, and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the Board of Directors of BKYF has resolved and agreed, upon the terms and subject to the conditions set forth herein, to recommend that BKYF’s shareholders (the “BKYF Shareholders”) approve this Agreement;

WHEREAS, as an inducement for Parent to enter into this Agreement, certain BKYF Shareholders have simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a “Voting and Support Agreement” and collectively, the “Voting and Support Agreements”) in connection with the Merger;

WHEREAS, Parent and BKYF intend for U.S. federal income tax purposes that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement shall constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the Treasury Regulations.

NOW, THEREFORE, in consideration of the representations and warranties, covenants and agreements, and subject to the conditions contained herein, the parties hereby agree as follows:

ARTICLE I
Definitions

1.1         Certain Definitions. As used herein, the following terms shall have the following meanings:

(a)          “401(k) Plan” shall mean The Bank of Kentucky, Inc. 401(k) Profit Sharing Plan, Plan # 001.

(b)          “Acquisition Proposal” shall mean any proposal or offer for, whether in one transaction or a series of related transactions, a (i) merger, consolidation, share exchange, tender offer, business combination or similar transaction involving BKYF or BOK, (ii) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of BKYF or its Subsidiaries representing 10% or more of the consolidated assets of BKYF and its Subsidiaries, (iii) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to BKYF or BOK or (iv) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include any of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(c)          “Affiliate” shall mean, with respect to any Person, any other Person that, alone or together with any other Person, directly or indirectly controls, is controlled by or is under common control with, such Person. For the purpose of this definition, (i) “control” (including the terms “controlling,” “controlled by” and “under common control with”), shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, agency or otherwise; and (ii) when used in the context of BKYF, “Affiliate” shall also mean any Subsidiary, or any entity which together with BKYF or any Subsidiary would be deemed a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA. In addition, references to “controlled Affiliate” shall mean, with respect to any Person, any Affiliate of such Person which is controlled by such Person (without regard to any other Affiliates except its Subsidiaries) as determined in accordance with the preceding sentence.

(d)          “Affiliated Group” shall mean any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of any Applicable Law.

(e)          “Applicable Law” or “Law” shall mean and include: (i) any statute, decree, constitution, rule, regulation, ordinance, code, requirement, order, judgment, decree, directive or other binding action of or by any Governmental Authority as to which a party is subject; (ii) any treaty, pact, compact or other agreement to which any Governmental Authority is a signatory or party as to which a party is subject; (iii) any judicial or administrative interpretation of the application of any Applicable Law described in (i) or (ii) above; and (iv) any amendment or revision of any Applicable Law described in (i), (ii) or (iii) above.

(f)          “Balance Sheet Date” shall mean December 31, 2013.

(g)          “BKYF Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which BKYF has or may have any liability or whereby BKYF and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of BKYF or its Affiliates, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Section 125 of the Code cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.

(h)          “BKYF Material Contract” shall mean any of the following Contracts:

(i)          any “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC;

(ii)         any lease of real property;

(iii)        any Contract for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of $1 million or more;

(iv)         any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar Contract that is with any director or executive officer of BKYF or its Subsidiaries;

(v)          any partnership, joint venture or other similar Contract;

(vi)         any Contract relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(vii)        any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by BKYF or its Subsidiaries for the borrowing of money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(viii)      any Contract that would be terminable other than by the Company or any of its Subsidiaries or any Contract under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated hereby (either alone or upon the occurrence of any additional acts or events);

(ix)         any Contract that creates future payments or obligations in excess of $1 million in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 90 days or less, but not including any loan agreement or similar agreement pursuant to which BOK is a lender;

(x)          any naming rights, license, franchise or similar Contract;

(xi)         any exclusive dealing or third-party referral agreement imposed on BKYF or its Subsidiaries or any Contract that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of BKYF or its Subsidiaries to compete in any permissible line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(xii)        any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of BKYF or its Subsidiaries; and

(xiii)      any Contract constituting a BKYF Regulatory Agreement.

(i)          “BKYF Restricted Stock” shall mean shares of BKYF Common Stock issued pursuant to, and subject to, restrictions set forth in the Restricted Stock Unit Program for Directors and General Counsel under the Bank of Kentucky Financial Corporation 2012 Stock Incentive Plan.

(j)          “BKYF Restricted Stock Unit Award” shall mean any restricted stock unit award granted under any BKYF Stock Option Plan (including, for the avoidance of doubt, any such restricted stock unit award that is subject to performance-based vesting criteria) that is outstanding as of immediately prior to the Closing.

(k)          “BKYF Stock Options” shall mean all options to acquire BKYF Common Stock issued and outstanding immediately prior to the Closing under the BKYF Stock Option Plans.

(l)          “BKYF Stock Option Plans” shall mean The Bank of Kentucky Financial Corporation 1997 Stock Option and Incentive Plan, The Bank of Kentucky Financial Corporation 2007 Stock Option and Incentive Plan, and The Bank of Kentucky Financial Corporation 2012 Stock Incentive Plan.

(m)          “BKYF’s Knowledge” shall mean the actual knowledge of each of the individuals set forth on Section 1.1 of the BKYF Disclosure Schedule.

(n)          “Business Day” shall mean any day other than Saturday, Sunday, a day which is a legal holiday in Kentucky or North Carolina, or a day on which commercial banks in Kentucky or North Carolina are authorized or required by Applicable Law to close.

(o)          “Charter Documents” shall mean with respect to any entity, the certificate of formation, certificate of incorporation, articles of organization, articles of incorporation, bylaws, regulations, operating agreement, limited liability company agreement or other organizational document of such entity and any amendments thereto.

(p)          “COBRA” shall mean Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state law.

(q)          “Code” shall mean the Internal Revenue Code of 1986, as amended.

(r)          “Confidentiality Agreement” shall mean the letter agreement, dated as of June 20, 2014, between Parent and Keefe, Bruyette & Woods, Inc. on behalf of BKYF.

(s)          “Contract” shall mean any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding on BKYF or Parent, as the case may be, or any of its Subsidiaries.

(t)          “Environmental Law” shall mean all laws, rules and regulations of any Governmental Authority relating to pollution or the protection of the environment, including, without limitation, laws relating to releases, discharges or disposal of hazardous, toxic or radioactive substances, oils, pollutants or contaminants into the environment or otherwise relating to the distribution, use, treatment, storage, transport or handling of such substances, oils, pollutants or contaminants.

(u)          “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(v)          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(w)          “Exchange Ratio” shall mean 1.0126; provided that the Exchange Ratio shall be subject to the adjustment pursuant to Section 2.10 by Parent.

(x)          “FDIC” shall mean the Federal Deposit Insurance Corporation.

(y)          “Federal Reserve Board” shall mean the Board of Governors of the Federal Reserve System.

(z)          “GAAP” shall mean generally accepted accounting principles in the United States, consistently applied, as in effect from time to time.

(aa)         “Governmental Authority” shall mean any governmental, regulatory or administrative body, agency, commission, board, or authority, including any Regulatory Agency, or any court or judicial authority, to which a party is subject, whether international, national, federal, state or local.

(bb)         “Hazardous Substance” shall mean (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls in concentrations regulated by Environmental Law.

(cc)         “Interim Balance Sheet Date” shall mean June 30, 2014.

(dd)         “IRS” shall mean the Internal Revenue Service.

(ee)         “KBCA” shall mean the Kentucky Business Corporation Act, Chapter 271B of the Kentucky Revised Statutes.

(ff)         “KOFI” shall mean the Kentucky Office of Financial Institutions.

(gg)         “Lien” shall mean any mortgage, lien, pledge, charge, encumbrance, security interest, easement, encroachment or other similar encumbrance or claim.

(hh)         “Losses” shall mean losses, liabilities, claims, damages and expenses (including reasonable attorneys’ fees and costs of investigation); provided, that the term “Losses” shall not include any special, punitive or exemplary damages, unless and to the extent such damages are actually paid or required to be paid to a third party.

(ii)         “Material Adverse Change” or “Material Adverse Effect” shall mean, with respect to Parent and its Subsidiaries, on the one hand, or BKYF and its Subsidiaries on the other, any event, change, effect or development that (i) has a material and adverse effect on the condition (financial or otherwise), results of operations or business of BKYF and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or (ii) materially impairs the ability of BKYF, on the one hand, or Parent, on the other, as the case may be, to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement or constitutes, with respect to BKYF or any of its Subsidiaries, a Specified Regulatory Action; provided, however, that in the case of clause (i) only, a “Material Adverse Change” or “Material Adverse Effect” shall not be deemed to include events, changes, effects or developments resulting from or arising out of (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements or principles (so long as BKYF and its Subsidiaries, on the one hand, or Parent and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (B) changes after the date of this Agreement in laws, rules or regulations of general applicability to banking organizations (so long as BKYF and its Subsidiaries, on the one hand, or Parent and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions, including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in U.S. or foreign securities markets (so long as BKYF and its Subsidiaries, on the one hand, or Parent and its Subsidiaries, on the other, as the case may be, are not materially disproportionately affected thereby), (D) the impact of the public disclosure, pendency or performance of this Agreement or the Bank Merger Agreement or the transactions contemplated hereby or thereby including the impact of the transactions contemplated by this Agreement or the Bank Merger Agreement on relationships with customers and employees, (E) any natural disaster, outbreak or escalation of hostilities, declared or undeclared acts or war or terrorism, or any escalation or worsening thereof, whether or not occurring or commenced before or after the date of this Agreement, and (F) with respect to BKYF and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of Parent or required by this Agreement or the Bank Merger Agreement, or with respect to Parent and its Subsidiaries, actions taken or omitted to be taken with the prior written consent of BKYF or required by this Agreement or the Bank Merger Agreement, as the case may be.

(jj)         “Nasdaq” shall mean The Nasdaq Stock Market LLC.

(kk)       “NCBCA” shall mean the North Carolina Business Corporation Act, Chapter 55 of the North Carolina General Statutes.

(ll)          “NCCOB” shall mean the North Carolina Office of the Commissioner of Banks.

(mm)      “Order” shall mean any writ, judgment, injunction, determination, consent, order, decree, stipulation, award or executive order of or by any Governmental Authority applicable to Parent, BKYF or an Affiliate thereof, as the case may be.

(nn)        “Parent Common Stock” means the Common Stock, $5 par value per share, of Parent.

(oo)         “Parent Employee Benefit Plan” shall mean any plan, agreement or arrangement (including without limitation any “employee benefit plan” as defined in Section 3(3) of ERISA) and any trust or other funding medium relating thereto with respect to which Parent has or may have any liability or whereby Parent and any of its Affiliates provides or is obligated to provide any benefit, to any current or former officer, director, employee or individual independent contractor of Parent or its Affiliates, including, without limitation, any profit sharing, “golden parachute,” deferred compensation, incentive compensation, stock option, stock purchase, Code Section 125 cafeteria plan or flexible benefit arrangement, rabbi trust, severance, retention, supplemental income, change in control, fringe benefit, perquisite, pension, retirement, health or insurance plans, agreements, or arrangements.

(pp)       “Parent Share Average Closing Price” shall mean the average closing price of Parent Common Stock as reported on the Stock Exchange over the twenty (20) consecutive trading day period ending on the third business day prior to the Effective Time, rounded to the nearest whole cent.

(qq)       “Parent’s Knowledge” shall mean the actual knowledge of each of the individuals set forth on Section 1.1 of the Parent Disclosure Schedule.

(rr)         “Permit” shall mean any permit, license, registration, authorization, certificate or approval of or from any Governmental Authority or any Order.

(ss)         “Permitted Lien” shall mean (i) Liens for current taxes and assessments not yet past due, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens and similar Liens arising in the ordinary course of business, and (iii) other Liens and imperfections of title that do not materially detract from the current value of the property subject thereto or materially interfere with the current use by BKYF or Parent, as the case may be, of the property subject thereto.

(tt)         “Person” shall mean any natural person, bank, corporation, association, partnership, limited liability company, organization, business, firm, trust, joint venture, unincorporated organization or any other entity or organization, including a Governmental Authority.

(uu)         “Previously Disclosed” means information set forth in the BKYF Disclosure Schedule or Parent Disclosure Schedule, respectively, and information provided by BKYF and/or BOK, on the one hand, or Parent and/or Subsidiary Bank, on the other hand, to the other party hereto, in each case prior to the date hereof (by hard copy, electronic data room or otherwise).

(vv)         “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

(ww)         “Proxy Statement/Prospectus” shall mean the prospectus in connection with the issuance of shares of Parent Common Stock to the BKYF Shareholders pursuant to the Merger, and the proxy statement of BKYF, relating to the BKYF Shareholders’ approval of this Agreement and the Merger, including any amendments or supplements thereto.

(xx)         “Registration Statement” shall mean the registration statement on Form S-4 to register the Parent Common Stock to be issued pursuant to Section 2.7, including any amendments or supplements thereto.

(yy)         “Regulatory Approval” shall mean the following approvals of, or actions taken with respect to, any Regulatory Agency or Governmental Authority that is required to consummate the transactions contemplated hereby or by the Bank Merger Agreement: (i) the filing of applications, filings and notices, as applicable, with the Nasdaq by BKYF and with the Stock Exchange by Parent, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the NCCOB and the KOFI in connection with the Bank Merger, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with KOFI by BKYF and BOK, if any and approval of such required applications, filings and notices, (v) the filing with the SEC of the Proxy Statement by BKYF and of the Registration Statement by Parent and the declaration of effectiveness of the Registration Statement by the SEC, (vi) the filing of the Certificates of Merger with the Kentucky Secretary pursuant to the KBCA and the North Carolina Secretary pursuant to NCBCA and the filing of the applicable certificate or certificates of merger for the Bank Merger, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the Stock Exchange.

(zz)          “Related Party” shall mean: (a) any Person that serves as a director or executive officer of BKYF or Parent, as the case may be, or any of its Subsidiaries as of the date of this Agreement, (b) any Person controlled by a Person described in (a) above (other than BKYF or Parent, as the case may be, or its Subsidiaries), (c) any trust of which a Person described in (a) above is grantor, and (d) any member of the Immediate Family of any Person described in (a) above. For purposes of this definition, the “Immediate Family” of an individual means (x) the individual’s spouse, and (y) the individual’s parents, brothers, sisters and children; and “control” of a specified Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through ownership of voting securities, by contract, agency or otherwise.

(aaa)       “Representatives” shall mean, with respect to any Person, such Person’s directors, managers, officers, employees, agents, consultants, advisors or other representatives, including, without limitation, legal counsel, accountants and financial advisors.

(bbb)      “SEC” shall mean the United States Securities and Exchange Commission or any successor thereof.

(ccc)       “Securities Act” shall mean the Securities Act of 1933, as amended.

(ddd)      “Specified Regulatory Action” means, with respect to BKYF and any of its Subsidiaries, except for matters Previously Disclosed, the imposition by any BKYF Regulatory Agency or other Governmental Authority of a BKYF Regulatory Agreement.

(eee)       “Stock Exchange” means the New York Stock Exchange.

(fff)         “Subsidiary” and “Significant Subsidiary” shall have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X.

(ggg)      “Superior Proposal” shall mean an unsolicited, bona fide written Acquisition Proposal made by a third person (or group of persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) which BKYF’s Board of Directors determines in its good faith judgment to be more favorable, from a financial point of view to BKYF’s Shareholders than the Merger and to be reasonably capable of being consummated on the terms proposed, after (i) consultation with its financial advisors and outside counsel and (ii) taking into account all relevant factors (including the likelihood of consummation of such transaction, and the anticipated timing of such consummation relative to the anticipated timing of the Merger, on the terms set forth therein; any proposed changes to this Agreement that may be proposed by Parent in response to such Acquisition Proposal; and all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal (including any expense reimbursement provisions and conditions to closing) and the Person or Persons making such proposal; provided, that for purposes of the definition of “Superior Proposal,” the reference to “10%” in the definitions of Acquisition Proposal shall be deemed to be references to “100%”.

(hhh)     “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not.

(iii)         “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to any Tax, including any schedule or attachment thereto and including any amendment thereof.

(jjj)         “Total Merger Consideration” shall mean an amount equal to $360,821,914, which equals $47.00 multiplied by the total number of shares of BKYF Common Stock issued and outstanding as of September 5, 2014.

(kkk)       “Treasury Regulations” means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(lll)         “WARN ACT” shall mean the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(mmm)    “Well-Capitalized” shall mean “well-capitalized” as that term is defined in 12 C.F.R. 325.103.

1.2         Other Defined Terms. The following capitalized terms have the meanings in the Sections indicated below:

Defined Term	Section Reference
Acquisition Agreement	5.9(a)

Adverse BKYF Recommendation Change	2.14(b)

Agreement	First Paragraph

Appraisal Shares	2.12

Bank Merger	Recitals

Defined Term	Section Reference
Bank Merger Agreement	Recitals

BHCA	3.1(a)

BOK	Recitals

BKYF	First Paragraph

BKYF Common Stock	2.7(a)

BKYF Disclosure Schedule	Article III

BKYF’s Financial Statements	3.9(a)

BKYF Recommendation	2.14(a)

BKYF Regulatory Agencies	3.5

BKYF Regulatory Agreement	3.5

BKYF SEC Filings	3.8

BKYF Shareholder Approval	6.1(b)

BKYF Shareholders	Recitals

BKYF Shareholders’ Meeting	2.14(a)

Book Entry Shares	2.9(b)

Certificates	2.9(b)

Certificates of Merger	2.3

Closing	2.2

Closing Date	2.2

Closing Date Plan Year	5.8(c)

Continuing Employee	5.8(a)

CRA	3.18

Discontinued Employee	5.8(b)

DOL	3.24(a)

Effective Time	2.3

Exchange Agent	2.9(a)

Exchange Agent Agreement	2.9(a)

Exchange Fund	2.9(a)

Excluded Shares	2.7(c)

Indemnitees	5.10(a)

Intellectual Property	3.21

Kentucky Articles of Merger	2.3

Kentucky Secretary	2.3

Loans	3.17(a)

Materially Burdensome Regulatory Condition	5.3(a)

Defined Term	Section Reference
Merger	Recitals

Merger Consideration	2.7(a)

North Carolina Certificate of Merger	2.3

North Carolina Secretary	2.3

Notice of BKYF Recommendation Change	2.14(b)(iii)

Parent	First Paragraph

Parent Capitalization Date	4.6(a)

Parent Disclosure Schedule	Article IV

Parent’s Financial Statements	4.9(a)

Parent Regulatory Agencies	4.5

Parent SEC Filings	4.8

Per Share Cash Consideration	2.7(a)

Per Share Equity Award Consideration	2.15

Premium Cap	5.10(b)

Regulatory Agencies	4.5

Sarbanes-Oxley Act	3.9(c)

Subsidiary Bank	Recitals

Surviving Corporation	2.1(a)

Termination Fee	7.2(b)

Trust Preferred Securities	5.18

Voting and Support Agreement(s)	Recitals

1.3         Other Definitional Provisions.

(a)          All terms defined in this Agreement shall have the meanings specified herein when used in any certificates or other documents made or delivered pursuant hereto or thereto, unless expressly stated otherwise therein or the context otherwise requires.

(b)          Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)          As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

(d)          Any document shall include that document as amended, notated, supplemented or otherwise modified from time to time and includes all exhibits, appendices, schedules, attachments and supplements thereto.

(e)          The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation” whether or not such words appear.

ARTICLE II
The Merger

2.1         The Merger.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, BKYF shall merge with and into Parent. Parent shall be the surviving entity in the Merger (hereinafter referred to for the period at and after the Effective Time as the “Surviving Corporation”). The Surviving Corporation shall continue to exist as a North Carolina corporation under the name “BB&T Corporation”. Upon consummation of the Merger, the separate legal existence of BKYF shall terminate.

(b)          Parent may at any time change the method of effecting the combination (including by providing for the merger of BKYF with a wholly-owned Subsidiary of Parent) if and to the extent requested by Parent, and BKYF agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration or the Total Merger Consideration provided for in this Agreement or (ii) adversely affect the Tax treatment of the Merger with respect to BKYF’s shareholders.

2.2         Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York time, at the offices of Squire Patton Boggs (US) LLP, 221 East Fourth Street, Suite 2900, Cincinnati, Ohio, on a date to be specified by the parties, which date shall be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in ARTICLE VI (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, place or date, or any or all, are agreed to in writing by the parties hereto. The date on which the Closing occurs is herein referred to as the “Closing Date”.

2.3         Effective Time. Subject to the terms and conditions of this Agreement, on the Closing Date, Surviving Corporation shall file articles of merger complying with the requirements of the KBCA (the “Kentucky Articles of Merger”) with the Secretary of State of the Commonwealth of Kentucky (the “Kentucky Secretary”) and a certificate of merger complying with the requirements of the NCBCA (the “North Carolina Certificate of Merger,” and together with the Kentucky Articles of Merger, the “Certificates of Merger”) with the North Carolina Secretary of State (the “North Carolina Secretary”). The term “Effective Time” shall mean the date and time upon which the Merger shall be effective. The Effective Time shall be the later of the date and time upon which (i) the Kentucky Articles of Merger are filed with the Kentucky Secretary or (ii) the North Carolina Certificate of Merger is filed with the North Carolina Secretary, or such later date and time as may be specified in accordance with the KBCA and the NCBCA.

2.4         Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the NCBCA and the KBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of BKYF shall vest in Surviving Corporation, and all debts, duties and liabilities of BKYF shall become the debts, liabilities and duties of Surviving Corporation.

2.5         Charter Documents of Surviving Corporation. The Charter Documents of Parent, as in effect immediately prior to the Effective Time, shall become and remain the Charter Documents of Surviving Corporation until amended in accordance with the respective terms thereof and applicable laws.

2.6         Directors and Officers of the Surviving Corporation. As of the Effective Time:

(a)          The directors of Surviving Corporation shall be the directors of Parent immediately prior to the Effective Time, each of whom shall serve as the directors of Surviving Corporation until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.

(b)          The officers of Surviving Corporation shall be the officers of Parent immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of Surviving Corporation.

2.7         Conversion of Securities.

(a)          Merger Consideration. At the Effective Time, subject to the other provisions of this Agreement, each share of the common stock of BKYF, without par value (the “BKYF Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, any shares of BKYF Restricted Stock and any Appraisal Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (subject to ARTICLE VII), without interest, (i) that number of shares of Parent Common Stock that equals the Exchange Ratio and (ii) $9.40 in cash (the “Per Share Cash Consideration”). For purposes of this Agreement, the “Merger Consideration” means the right to receive the consideration described in clauses (i) and (ii) of the preceding sentence pursuant to the Merger with respect to each issued and outstanding share of BKYF Common Stock (together with any cash in lieu of fractional shares as specified in Section 2.9(d).

(b)          Cancellation of Shares. Shares of BKYF Common Stock, when converted in accordance with Section 2.7(a), shall cease to be outstanding and shall automatically be canceled and cease to exist, and each holder of a Certificate or Book Entry Share shall cease to have any rights with respect thereto, except the right to receive in respect of each share of BKYF Common Stock previously represented thereby (i) the consideration set forth in Section 2.7(a), (ii) any dividends or other distributions in accordance with Section 2.9(c), and (iii) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.9(d), in each case without interest, and in each case to be issued or paid in consideration therefor upon the surrender of such Certificate or Book Entry Share in accordance with Section 2.9.

(c)          Treasury Stock; Excluded Shares. All shares of BKYF Common Stock held by BKYF as treasury shares, or by Parent or by any wholly-owned Subsidiary of Parent or BKYF, immediately prior to the Effective Time (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent, BKYF or any wholly-owned Subsidiary of Parent or BKYF in respect of a debt previously contracted) shall automatically be canceled and cease to exist as of the Effective Time and no consideration shall be delivered or deliverable therefor (all such shares, the “Excluded Shares”).

(d)          No Effect on Parent Common Stock.  Each share of Parent Common Stock outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the consummation of the Merger.

2.8         Bank Merger. Immediately after the Effective Time, the Bank Merger shall be consummated in accordance with the provisions of applicable federal and state banking Law. The Bank Merger shall have the effects as set forth under applicable federal and state banking Law, and the Boards of Directors of the parties shall approve, and shall cause the Boards of Directors of BOK and Subsidiary Bank, respectively, to approve the Bank Merger Agreement and cause the Bank Merger Agreement to be executed and delivered promptly following the date of execution of this Agreement.

2.9         Exchange of BKYF Common Stock.

(a)          Exchange Agent. At or prior to the Closing Parent shall deposit, or shall cause to be deposited, with an exchange agent agreed upon by Parent and BKYF (the “Exchange Agent”), for the benefit of the holders of shares of BKYF Common Stock, for exchange in accordance with this ARTICLE II, through the Exchange Agent, sufficient cash and Parent Common Stock to make all deliveries of cash and Parent Common Stock as required by this ARTICLE II, including the Merger Consideration, pursuant to an exchange agent agreement between Parent and the Exchange Agent (the “Exchange Agent Agreement”) in a form reasonably acceptable to the parties hereto. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.9(c) and to make payments in lieu of fractional shares pursuant to Section 2.9(d). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for any dividends or other distributions in accordance with Section 2.9(c) and fractional shares in accordance with Section 2.9(d)) shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of BKYF Common Stock pursuant to this Agreement out of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of shares of BKYF Common Stock. Any interest and other income resulting from such investments shall be paid to Parent. Except as contemplated by this Agreement and the Exchange Agent Agreement, the Exchange Fund shall not be used for any other purpose.

(b)          Exchange Procedures. As promptly as practicable after the Effective Time, BKYF shall instruct the Exchange Agent to mail to each record holder, as of the Effective Time, of an outstanding Certificate or Book Entry Share that immediately prior to the Effective Time represented shares of BKYF Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the shares of BKYF Common Stock shall pass, only upon proper delivery of the corresponding certificates (the “Certificates”) representing such shares to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to non-certificated shares represented by book entry (“Book Entry Shares”), and shall be in customary form as directed by Parent and reasonably acceptable to BKYF), and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for the Merger Consideration payable in respect of the shares of BKYF Common Stock represented thereby. Promptly after the Effective Time, upon surrender of Certificates or Book Entry Shares for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, upon completion of the calculations required by Section 2.7, (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.7 and (B) a check or wire of immediately available funds in an amount equal to the aggregate of (1) any dividends and other distributions pursuant to Section 2.9(c) plus (2) any cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.9(d). No interest shall be paid or accrued on any Merger Consideration. In the event of a transfer of ownership of shares of BKYF Common Stock which is not registered in the transfer records of BKYF, the Merger Consideration payable in respect of such shares of BKYF Common Stock may be paid to a transferee if the Certificate representing such shares of BKYF Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable.

(c)          Distributions with Respect to Unexchanged BKYF Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book Entry Share with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book Entry Share and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate or Book Entry Share in accordance with this Section 2.9. Subject to applicable Law, following surrender of any such Certificate or Book Entry Share, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such holder’s whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such holder’s whole shares of Parent Common Stock.

(d)          Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional shares of Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates or Book Entry Shares, no dividend or other distribution, stock split or interest shall relate to any such fractional share and such fractional share shall not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of BKYF Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, rounded to the nearest whole cent, equal to the product of (i) the Parent Share Average Closing Price and (ii) the fraction of a share of Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.7 hereof.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of BKYF Common Stock after one hundred eighty (180) days following the Effective Time shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of BKYF Common Stock (other than Appraisal Shares) who have not theretofore complied with this ARTICLE II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of BKYF Common Stock. Any amounts remaining unclaimed by holders of shares of BKYF Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any Governmental Authority shall, to the extent permitted by Applicable Law, thereupon become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.

(f)          No Liability. Neither Parent nor any of Parent’s Subsidiaries shall be liable to any holder of shares of BKYF Common Stock for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official or Governmental Authority in the reasonable belief that such delivery was required pursuant to any abandoned property, escheat or similar law.

(g)          Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed in form and substance acceptable to Parent and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of BKYF Common Stock represented by such Certificate.

(h)          Withholding. Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of BKYF Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of BKYF Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(i)          Book Entry. All shares of Parent Common Stock to be issued in the Merger shall be issued in book entry form, without physical certificates.

2.10       Certain Adjustments. If, after the date of this Agreement and at or prior to the Effective Time, the outstanding shares of Parent Common Stock or BKYF Common Stock are changed into a different number of shares or type of securities by reason of any reclassification, recapitalization, split-up, stock split, subdivision, combination or exchange of shares, or any dividend payable in stock or other securities is declared thereon or rights issued in respect thereof with a record date within such period, or any similar event occurs, the Exchange Ratio will be adjusted accordingly to provide to the holders thereof the same economic effect as contemplated by this Agreement prior to such adjustment event.

2.11       Transfer Books; No Further Ownership Rights in BKYF Common Stock. At the Closing Date, the stock transfer books of BKYF shall be closed and thereafter there shall be no further registration of transfers of shares of BKYF Common Stock on the records of BKYF, except for the cancellation of such shares in connection with the Merger. From and after the Effective Time, the holders of Certificates or Book Entry Shares that evidenced ownership of shares of BKYF Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, bona fide Certificates or Book Entry Shares are presented to Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

2.12       Appraisal Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of BKYF Common Stock that are outstanding immediately prior to the Effective Time and with respect to which the shareholders thereof have given notice of their intention to assert the right to dissent in accordance with Section 271B.13-210 of the KBCA and which shareholders have not voted in favor of the Merger and otherwise complied with the provisions of Subtitle 13 of the KBCA to become a “Dissenter” as defined therein (collectively, the “Appraisal Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with Subtitle 13 of the KBCA, except that all Appraisal Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the KBCL shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration pursuant to Section 2.7. BKYF shall give Parent (i) prompt notice of any written demands for payment of fair value of any shares of BKYF Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the KBCL and received by BKYF relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the KBCL consistent with the obligations of BKYF thereunder. BKYF shall not, except with the prior written consent of Parent, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the KBCL.

2.13       Proxy and Registration Statement. Parent and BKYF shall prepare the Registration Statement on Form S-4 or other applicable form, which Parent shall file with the SEC as promptly as reasonably practicable, but in no event more than fifteen (15) Business Days, following the date of this Agreement and will include the Proxy Statement/Prospectus. Each of Parent and BKYF shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger, the Bank Merger and the other transactions contemplated hereby and by the Bank Merger Agreement. Each of BKYF and Parent will cause the Proxy Statement/Prospectus to be filed with the SEC and mailed to BKYF Shareholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state securities laws in connection with the issuance and reservation of Parent Common Stock in the Merger, and BKYF shall furnish all information concerning BKYF and the holders of BKYF Common Stock, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. Parent will advise BKYF promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide BKYF with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or BKYF, or any of their respective affiliates, officers or directors, is discovered by Parent or BKYF which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to BKYF Shareholders.

2.14       BKYF Shareholders’ Meeting.

(a)          BKYF shall take all action necessary in accordance with applicable laws and BKYF’s current articles of incorporation and bylaws to duly give notice of, convene and hold a meeting of its shareholders (the “BKYF Shareholders’ Meeting”), to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act, for the purpose of obtaining the approval by BKYF Shareholders of this Agreement. The Board of Directors of BKYF has resolved to recommend to BKYF Shareholders that they approve this agreement and BKYF shall, acting through its Board of Directors, (x) recommend that BKYF Shareholders approve this Agreement (the “BKYF Recommendation”), (y) include the BKYF Recommendation in the Proxy Statement/Prospectus, and (z) use reasonable best efforts to solicit from BKYF Shareholders proxies in favor of the approval of this Agreement, including by communicating to BKYF Shareholders the recommendation of the Board of Directors of BKYF that they approve this Agreement, and to take all other action necessary or advisable to secure the vote or consent of BKYF Shareholders required by Applicable Law to obtain such approvals, except to the extent BKYF’s Board of Directors has withdrawn the BKYF Recommendation in accordance with the terms of this Agreement. BKYF agrees that it has an unqualified obligation to submit this Agreement to BKYF Shareholders at the BKYF Shareholders’ Meeting, including after any withdrawal of the BKYF Recommendation.

(b)          Neither BKYF’s Board of Directors nor any committee thereof shall (x) except as expressly permitted by this Section, withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Parent or any of Parent’s Subsidiaries, the BKYF Recommendation (an “Adverse BKYF Recommendation Change”) or (y) approve or recommend, or propose to approve or recommend, any Acquisition Proposal. Notwithstanding the foregoing, BKYF’s Board of Directors may submit this Agreement to its shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of BKYF may communicate the basis for its lack of a recommendation to the shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by law, if and only if:

(i)          BKYF’s Board of Directors determines in good faith, after consultation with its outside legal counsel and independent financial advisor, in both cases, from firms of national stature, that it has received an unsolicited bona fide Acquisition Proposal (that did not result from a breach of Section 5.9) that is a Superior Proposal and such Superior Proposal has not been withdrawn;

(ii)         BKYF’s Board of Directors determines in good faith, after consultation with such outside legal counsel, that a failure to accept such Superior Proposal would result in BKYF’s Board of Directors breaching its fiduciary duties to BKYF and its Shareholders under Applicable Law;

(iii)        BKYF’s Board of Directors provides written notice (a “Notice of BKYF Recommendation Change”) to Parent of its receipt of the Superior Proposal and its intent to withdraw the BKYF Recommendation on the fifth Business Day following delivery of such notice, which notice shall specify in reasonable detail the material terms and conditions of the Superior Proposal (it being understood that any amendment (and each successive amendment) to any term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in each such case, the five Business Day period referred to in this clause (iii) and in clauses (iv) and (v) shall be reduced to three Business Days following the giving of each such new Notice of Recommendation Change);

(iv)         after providing such Notice of Recommendation Change, BKYF shall negotiate in good faith with Parent (if requested by Parent) and provide Parent reasonable opportunity during the subsequent five (or three, as applicable) Business Day period(s) to make such adjustments in the terms and conditions of this Agreement as would enable BKYF’s Board of Directors to proceed withdrawing the BKYF Recommendation; and

(v)          BKYF’s Board of Directors, following the final such five (or three, as applicable) Business Day period, again determines in good faith, after consultation with such outside legal counsel and such independent financial advisor, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would violate their fiduciary duties to BKYF and the BKYF Shareholders under Applicable Law.

2.15       BKYF Stock Options; BKYF Restricted Stock Unit Awards. Prior to the Effective Time, BKYF shall take actions necessary to provide that, immediately prior to the Effective Time, (a) each BKYF Stock Option, whether or not then exercisable, shall fully vest and immediately be cancelled and only entitle the holder thereof, as soon as reasonably practicable after the Effective Time, to receive an amount in cash, without interest, equal to the product of (i) the total number of BKYF Common Shares subject to such BKYF Stock Option multiplied by (ii) the excess, if any, of (A) the sum of (I) the product of (x) the Exchange Ratio multiplied by (y) the Parent Share Average Closing Price and (II) the Per Share Cash Consideration (such sum, the “Per Share Equity Award Consideration”) over (B) the per share exercise price for the applicable BKYF Stock Option, less applicable Taxes required to be withheld with respect to such payment, and (b) each share of BKYF Restricted Stock shall become fully vested and be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the Per Share Equity Award Consideration, and (c) each BKYF Restricted Stock Unit Award shall become fully vested and shall be cancelled and converted into the right to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (i) the total number of BKYF Common Shares subject to such BKYF Restricted Stock Unit Award (prorated, in the case of any BKYF Restricted Stock Unit Award subject to performance-based vesting conditions held by an individual whose employment with BKYF or its Subsidiaries has terminated prior to the Closing under circumstances not resulting in forfeiture of the applicable award, based on the number of days such employee was employed by BKYF or its Subsidiaries during the applicable performance period) multiplied by (ii) the Per Share Equity Award Consideration, in the case of each of clauses (a), (b) and (c), less applicable Taxes required to be withheld with respect to such payment. Any BKYF Stock Option that has a per share exercise price that is greater than or equal to the Per Share Equity Award Consideration shall be cancelled for no consideration.

2.16       Closing Deliveries by BKYF. At the Closing, BKYF shall deliver or cause to be delivered to Parent:

(a)          a certificate of the Secretary of each of BKYF and BOK, dated as of the Closing Date, certifying to: (i) the Charter Documents of BKYF and BOK; (ii) resolutions of the board of directors of each of BKYF and BOK approving the Merger and the Bank Merger, respectively, and the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable; (iii) incumbency and signatures of the officers of BKYF and BOK executing this Agreement and the Bank Merger Agreement, as applicable, and any other certificate or document delivered by BKYF or BOK in connection with this Agreement or the Bank Merger Agreement; and (iv) action by BKYF Shareholders holding the requisite voting power under its Charter Documents and Applicable Law approving the Merger and the execution, delivery and performance of this Agreement;

(b)          a certificate, dated as of the Closing Date and signed by a duly authorized officer of BKYF, certifying that each of the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied;

(c)          a certificate that satisfies the requirements of Treasury Regulations Section 1.1445-2(c)(3), duly executed by an authorized officer of BKYF, confirming that BKYF is not and has never been a United States real property holding corporation; and

(d)          such other documents as Parent reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement.

2.17       Closing Deliveries by Parent. At the Closing, Parent shall deliver or cause to be delivered to BKYF:

(a)          evidence reasonably satisfactory to BKYF of the payment of the Merger Consideration to the Exchange Agent;

(b)          a certificate of the Secretary of each of Parent and Subsidiary Bank, dated as of the Closing Date, certifying the: (i) Charter Documents of Parent and Subsidiary Bank; (ii) resolutions of the board of directors of each of Parent and Subsidiary Bank approving the Merger and the Bank Merger, respectively, and the execution, delivery and performance of this Agreement and the Bank Merger Agreement, as applicable; and (iii) incumbency and signatures of the officers of Parent and Subsidiary Bank executing this Agreement and the Bank Merger Agreement, as applicable, and any other certificate or document delivered by Parent or Subsidiary Bank in connection with this Agreement or the Bank Merger Agreement;

(c)          a certificate, dated as of the Closing Date and signed by a duly authorized officer of Parent, that each of the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied; and

(d)          such other documents as BKYF reasonably deems necessary or appropriate to consummate the transactions contemplated by this Agreement or by the Bank Merger Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BKYF

Except (i) as disclosed in the disclosure schedule delivered by BKYF to Parent concurrently herewith (the “BKYF Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the BKYF Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by BKYF that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on BKYF and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any BKYF SEC Filings filed by BKYF since January 1, 2011, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), BKYF hereby represents and warrants to Parent as follows:

3.1         Organization.

(a)          BKYF is a Kentucky corporation (i) duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky, (ii) which is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHCA”), (iii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iv) duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on BKYF. True, complete and correct copies of the Charter Documents of BKYF, as in effect as of the date of this Agreement, have previously been made available to the Parent.

(b)          Each Subsidiary of BKYF that is set forth on Schedule 3.1(c) is (i) duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified and in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on BKYF. True, complete and correct copies of the Charter Documents of each Subsidiary of BKYF, as in effect as of the date of this Agreement, have previously been made available to the Parent.

(c)          Schedule 3.1(c) sets forth a true and complete list of each Subsidiary of BKYF. Other than as set forth on Schedule 3.1(c), there are no corporations, partnerships, limited liability companies, associations or other entities in which BKYF owns, directly or indirectly, any equity or other interest. All outstanding shares or ownership interests of BKYF’s Subsidiaries are validly issued, fully paid and nonassessable and owned by BKYF free and clear of any Liens other than Permitted Liens.

3.2         Authority; Binding Nature.

(a)          Each of BKYF and its Subsidiaries, to the extent applicable, has all requisite power and authority to enter into this Agreement and the Bank Merger Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement. The execution, delivery and performance by BKYF of this Agreement and by BOK of the Bank Merger Agreement, and the consummation by BKYF and each of its Subsidiaries of the transactions contemplated by this Agreement and the Bank Merger Agreement, have been duly and validly approved by the board of directors of BKYF and each applicable Subsidiary. Subject to the BKYF Shareholders’ approval as contemplated by Section 6.2(c), no other corporate proceedings on the part of BKYF are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or by the Bank Merger Agreement. This Agreement has been, and the Bank Merger Agreement will be, duly executed and delivered by BKYF and BOK, as applicable, and constitutes or, in the case of the Bank Merger Agreement, will constitute (in each case assuming due authorization, execution and delivery by Parent and Subsidiary Bank, as applicable) the legal, valid and binding obligations of BKYF and BOK enforceable against BKYF and BOK, as applicable, in accordance with its terms, except as such enforceability may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)          BKYF and its Subsidiaries have taken all reasonable actions by them in order to exempt this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of the Commonwealth of Kentucky to the extent such antitakeover Laws are applicable to the transactions contemplated by this Agreement. BKYF and its Subsidiaries have taken all action required to be taken by them in order to make this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby comply with, and the transactions contemplated hereby and thereby do comply with, the requirements of any provisions of their respective Charter Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

3.3         No Conflicts. The execution, delivery and performance of this Agreement by BKYF and of the Bank Merger Agreement by BOK, and the consummation of the transactions contemplated hereby and thereby by BKYF and its Subsidiaries, including the Merger and the Bank Merger, do not and will not (a) conflict with, or result in a breach or violation of or default under, any terms or conditions of the Charter Documents of BKYF or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 3.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to BKYF or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any BKYF Material Contract, or (z) result in the creation or imposition of any Lien on any of the assets of BKYF or its Subsidiaries.

3.4         Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the approval by BKYF Shareholders of the Merger and the execution, delivery and performance of this Agreement, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 3.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of BKYF or any of its Subsidiaries are required in connection with the execution, delivery and performance by BKYF of this Agreement or by BOK of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby.

3.5         Regulatory Matters. BKYF and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2011 with, as applicable, (i) the Federal Reserve Board; (ii) the FDIC; (iii) the KOFI and any predecessor agency; (iv) any other applicable bank regulatory agencies (collectively, “BKYF Regulatory Agencies”) and (v) any other applicable Governmental Authority and have paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. Neither BKYF nor any of its Subsidiaries is subject to any cease-and-desist or other formal or informal order or enforcement action issued by, or is a party to any written agreement, consent agreement, operating agreement or memorandum of understanding with, or is a party to any commitment letter, regulatory directive or similar undertaking with, or is subject to any capital directive by, or since January 1, 2011 has been ordered to pay any civil money penalty by or has adopted any board resolutions at the request of, any BKYF Regulatory Agency or other Governmental Authority of any kind (each, a “BKYF Regulatory Agreement”) that has not been Previously Disclosed, nor has BKYF or any of its Subsidiaries been advised since January 1, 2011 by any BKYF Regulatory Agency or other Governmental Authority that it is considering issuing, initiating, ordering or requesting any such BKYF Regulatory Agreement. Except for the matters Previously Disclosed, there is no material unresolved written violation, criticism, comment or exception by any BKYF Regulatory Agency or other Governmental Authority relating to BKYF or any of its Subsidiaries, and BKYF is not aware of any reason why all required Regulatory Approvals would not be received on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i).

3.6         Capitalization.

(a)          The authorized capital stock of BKYF consists only of (i) 15,000,000 shares of BKYF Common Stock, having no par value, of which 7,677,062 are issued and outstanding as of the date of this Agreement (including 8,679 shares of BKYF Restricted Stock), and (ii) 66,000 shares of preferred stock, having no par value, of which no shares are issued and outstanding as of the date of this Agreement. The above issued and outstanding shares of BKYF Common Stock constitute all of the issued and outstanding capital stock of BKYF as of the date of this Agreement, and have been duly authorized, validly issued and are fully paid and nonassessable. None of the shares of BKYF Common Stock have been issued or disposed of in violation of any preemptive rights of any Person. As of the date of this Agreement, 105,670 shares of BKYF Common Stock were reserved for issuance upon the exercise of outstanding BKYF Stock Options, 18,294 shares of BKYF Common Stock were reserved for issuance upon the vesting and settlement of outstanding BKYF Restricted Stock Unit Awards, and 962,245 shares of BKYF Common Stock were available for future grants of equity awards under the BKYF Stock Option Plans. BKYF has furnished to Parent a true, complete copy of each BKYF Stock Option Plan, and Schedule 3.6(a) sets forth a complete and correct list of all participants in the BKYF Stock Option Plans as of the date hereof and identifies the number of shares of BKYF Common Stock subject to awards of BKYF Restricted Stock, BKYF Stock Options or BKYF Restricted Stock Unit Awards held by each participant therein, the exercise price or prices of such BKYF Stock Options, and the date on which each award of BKYF Restricted Stock, BKYF Stock Option or BKYF Restricted Stock Unit Award was granted, vests or becomes exercisable (as applicable), and expires (if applicable). Except as disclosed in Schedule 3.6(a), as of the date of this Agreement, no trust preferred or subordinated debt securities of BKYF or any of its Subsidiaries are issued or outstanding. BKYF has not elected to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its affiliates.

(b)          The authorized capital stock of BOK consists only of 500,000 shares of common stock, of which 100 shares are, on the date of this Agreement, and on the Closing Date will be, issued and outstanding, all of which are and will be held by BKYF.

(c)          Except as disclosed in Schedule 3.6(c), there are no outstanding (i) rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating BKYF or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of BKYF or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of BKYF or its Subsidiaries, (ii) contractual obligations of BKYF or any of its Affiliates, or rights of a Person, to repurchase, redeem or otherwise acquire any shares of capital stock of BKYF or its Subsidiaries, or (iii) proxies, voting agreements (except for the Voting and Support Agreements), voting trusts, preemptive rights, rights of first refusal, rights of first offer, rights of co-sale or tag-along rights, shareholder agreements or other rights, understandings or arrangements regarding the voting or disposition of the shares of BKYF Common Stock or capital stock of its Subsidiaries. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by BKYF or any of its Subsidiaries and are outstanding.

(d)          No Subsidiary of BKYF owns any capital stock of BKYF except for shares held in a fiduciary capacity or in respect of a debt previously contracted.

3.7         Deposits. The deposit accounts of BOK are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to BKYF’s Knowledge, threatened.

3.8         Reports and SEC Filings. BKYF has filed (or furnished) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished) with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2011 (collectively, the “BKYF SEC Filings”). Each BKYF SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.9         Financial Statements.

(a)          The financial statements of BKYF and its Subsidiaries included (or incorporated by reference) in the BKYF SEC Filings (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BKYF and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of BKYF and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto (“BKYF’s Financial Statements”). As of the date hereof, the books and records of BKYF and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe Horwath LLP has not resigned (or informed BKYF that it intends to resign) or been dismissed as independent public accountants of BKYF as a result of or in connection with any disagreements with BKYF on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to BKYF and its Subsidiaries, taken as a whole, neither BKYF nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities or obligations that are reflected or reserved against on the consolidated balance sheet of BKYF included in its Quarterly Report on Form 10-Q for the fiscal quarter ended the Interim Balance Sheet Date (including any notes thereto), (ii) liabilities or obligations incurred in the ordinary course of business consistent in nature and amount with past practice since the Interim Balance Sheet Date or (iii) liabilities or obligations incurred in connection with this Agreement and the transactions contemplated hereby.

(c)          The records, systems, controls, data and information of BKYF and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BKYF or its Subsidiaries or accountants (including all means of access thereto and therefrom). BKYF (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BKYF, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BKYF by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BKYF’s outside auditors and the audit committee of BKYF’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect BKYF’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BKYF’s internal controls over financial reporting. There is no reason to believe that BKYF’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

3.10       [Reserved].

3.11       Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date, except as disclosed in BKYF SEC Filings or Schedule 3.11 or as otherwise specifically provided by this Agreement, BKYF and its Subsidiaries have operated in all material respects in the ordinary course of business consistent with past practice, and there has not been (i) any Material Adverse Change in BKYF or (ii) action taken by BKYF or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required Parent’s consent if BKYF had been subject to Section 5.1 at such time.

3.12       Reorganization. Neither BKYF nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.13       Taxes.

(a)          (i) All federal and state Tax Returns and all other material Tax Returns that were or are required to be filed on or before the Closing Date by BKYF or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects and were or will be prepared in substantial compliance with all Applicable Laws; (ii) all Taxes due and owing by BKYF or its Subsidiaries (whether or not shown on the Tax Returns referred to in clause (i)) have been or will be timely paid in full on or before the Closing Date; (iii) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) have been or will be timely paid in full on or before the Closing Date; and (iv) no issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (i) are pending as of the date of this Agreement, or, if pending, have been specifically identified by BKYF to Parent in writing and adequately reserved for in BKYF’s Financial Statements. Neither BKYF nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(b)          No federal, state, local or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to BKYF or any of its Subsidiaries. Neither BKYF nor its Subsidiaries has received from any federal, state, local or non-U.S. taxing authority (including jurisdictions where BKYF or its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against BKYF or any of its Subsidiaries. Schedule 3.13(b) lists all Tax Returns filed by BKYF and its Subsidiaries for taxable periods ended on or after December 31, 2012, indicates those Tax Returns that have been audited and indicates those Tax Returns that currently are the subject of audit. Parent has received correct and complete copies of all federal and state Tax Returns filed by BKYF and each of its Subsidiaries for taxable periods ended on or after December 31, 2012 and all examination reports and statements of deficiencies related to federal and state income Tax assessed against or agreed to by BKYF or any of its Subsidiaries with respect to those taxable periods.

(c)          There are no Liens on BKYF’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable or which the validity thereof is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP in the BKYF Financial Statements.

(d)          Neither BKYF nor any of its Subsidiaries has waived any statute of limitations in respect of income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency.

(e)          BKYF and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(f)          Except as listed on Schedule 3.13(f), neither BKYF nor any of its Subsidiaries is (or has been) a party to any Tax allocation or sharing agreement (other than such an agreement or arrangement exclusively between or among BKYF and its Subsidiaries). Neither BKYF nor any of its Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal Tax Return (other than a group the common parent of which was BKYF); or (B) has any liability for Taxes of any Person (other than BKYF or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. law) as a transferee, successor, by contract or otherwise. Any Tax allocation or sharing agreement that is listed on Schedule 3.13(f) will be terminated as of the Closing Date and will have no further effect for any taxable year (whether the current year, a future year or a past year). As of the Closing Date, BKYF and its Subsidiaries shall have no further liability or claim under such Tax allocation or sharing agreements.

(g)          Except as listed on Schedule 3.13(g), there are no joint ventures, partnerships, limited liability companies, or other arrangements or contracts to which BKYF or any Subsidiary is a party and that could be treated as a partnership for federal income Tax purposes.

(h)          Neither BKYF nor any Subsidiary has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of a foreign country.

(i)          Except as set forth on Schedule 3.13(i), no claim has been made in the last five (5) years by a taxing authority in a jurisdiction where BKYF or any Subsidiary does not file Tax Returns that BKYF (or such Subsidiary) is or may be subject to taxation by that jurisdiction.

(j)          Neither BKYF nor any Subsidiary has, in the last five (5) years, distributed stock of another corporation, or had its stock distributed by another corporation, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(k)          Neither BKYF nor any Subsidiary is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l)          Neither BKYF nor any Subsidiary participates in or cooperates with (or has at any time participated in or cooperated with) an international boycott within the meaning of Section 999 of the Code.

(m)          Neither BKYF nor any Subsidiary has engaged in any transaction that, as of the date hereof, is a “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2). BKYF and each Subsidiary have disclosed in their Tax Returns all information required by the provisions of the Treasury Regulations issued under Section 6011 of the Code with respect to any “reportable transaction” as that term is defined in Section 6707A(c) of the Code.

(n)          No gain recognition agreements have been entered into by either BKYF or any Subsidiary, and, except as listed on Schedule 3.13(n), neither BKYF nor any of its Subsidiaries has obtained a private letter ruling or closing agreements from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(o)          Neither BKYF nor any Subsidiary is or has at any time been (A) a “controlled foreign corporation” as defined by Section 957 of the Code; (B) a “personal holding company” as that term has been defined from time to time in Section 542 of the Code; (C) a “passive foreign investment company” nor has BKYF or any Subsidiary at any time held directly, indirectly, or constructively shares of any “passive foreign investment company” as that term has been defined from time to time in Section 1296 or 1297 of the Code.

(p)          BKYF and each Subsidiary is in material compliance with all the terms and conditions of any Tax exemption or other Tax reduction agreement or order of a foreign or state government and the consummation of the transactions contemplated by this Agreement and by the Bank Merger Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax reduction agreement or order.

(q)          Except as listed on Schedule 3.13(q), neither the execution and delivery of this Agreement or the Bank Merger Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event) result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4) (or any corresponding provision of state, local or non-U.S. Tax law)), 162 (other than 162(a)), or 404 of the Code.

(r)          Neither BKYF nor any Subsidiary has been, nor will any of them be, required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date (i) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions, events, or accounting methods employed prior to the transactions contemplated hereby or by the Bank Merger Agreement, (ii) as a result of any installment sale or open transaction disposition made on or prior to the Closing Date, (iii) as a result of any prepaid amount received on or prior to the Closing Date; (iv) as a result of an election under Section 108(i) of the Code; or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(s)          All transactions for taxable years for which the statute of limitations is still open (including but not limited to sales of goods, loans, and provision of services) between (i) BKYF or any Subsidiary and (ii) any other Person that is controlled directly or indirectly by BKYF (within the meaning of Section 482 of the Code) were effected on arms’-length terms and for fair market value consideration.

(t)          The unpaid Taxes of BKYF and each Subsidiary (a) did not, as of the Interim Balance Sheet Date, exceed the reserve for Tax liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of BKYF’s Financial Statements (rather than in any notes thereto) and (b) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of BKYF and each Subsidiary in filing its Tax Returns. Since the Interim Balance Sheet Date, neither BKYF nor any Subsidiary has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(u)          BKYF operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

(v)          BKYF has provided or otherwise made available to Parent all of BKYF’s and its Subsidiaries’ books and records with respect to Tax matters pertinent to BKYF or its Subsidiaries relating to any Tax periods commencing on or before the Closing Date.

3.14       Title to Assets; Real Property.

(a)          Except as set forth on Schedule 3.14(a), as of the date of this Agreement, BKYF or one of its Subsidiaries has, and as of the Closing, BKYF or one of its Subsidiaries has will have good and marketable title or a valid leasehold interest in, easement or right to use all of its assets and properties, including those reflected in either the latest audited balance sheet or latest interim balance sheet included in the BKYF SEC Filings (except for assets sold or otherwise disposed of or leases that have expired since the Balance Sheet Date or Interim Balance Sheet Date in the ordinary course of business), as being owned or leased, as applicable, free and clear of any and all material Liens other than Permitted Liens. All such properties and assets are in good operating condition and repair, ordinary wear and tear and commercially reasonable deferred maintenance excepted, and except for such failures to be in good operating condition and repair which would not reasonably be expected to materially impair the use thereof in the operation of the business of BKYF or any of its Subsidiaries.

(b)          Neither BKYF nor any of its Subsidiaries owns any real property, except (i) real property acquired through foreclosure or deed in lieu of foreclosure and (ii) real property used for its headquarters or banking operations. Schedule 3.14(b) sets forth an accurate and complete list of the branch office and operations locations operated by BKYF and its Subsidiaries as of the date of this Agreement.

3.15       Litigation; Orders.

(a)          Except as set forth on Schedule 3.15(a), there is no material Proceeding pending or, to BKYF’s Knowledge, threatened either (i) against BKYF or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(b)          Except as set forth on Schedule 3.15(b), there is no Order either (i) outstanding against BKYF or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or materially delay any of the transactions contemplated by this Agreement or the Bank Merger Agreement.

(c)          To BKYF’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as a basis for the commencement of any material Proceeding against BKYF or any of its Subsidiaries.

3.16       Compliance.

(a)          Except as identified on Schedule 3.16(a), BKYF and each of its Subsidiaries are in material compliance with all Applicable Laws and Orders, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. BKYF and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)          Except as identified on Schedule 3.16(b), neither BKYF nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

(c)          BKYF has implemented one or more formal codes addressing each of ethics, personal trading policies, conflicts of interest policies, customer privacy policies, anti-money laundering policies, and other material policies as may be required by any Applicable Law for itself and its Subsidiaries, and a complete and correct copy of each such policy has been made available to Parent. Such policies comply in all material respects with the requirements of any Laws applicable thereto.

3.17       Loans.

(a)          Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by BKYF and its Subsidiaries (collectively, “Loans”) (i) complies in all material respects with Applicable Laws, (ii) has been made, entered into or acquired by BKYF or one of its Subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and correct in all material respects, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, BKYF or one of its Subsidiaries and are enforceable in accordance with their terms, (iv) is in full force and effect, and (v) to BKYF’s Knowledge, is not subject to any offset, recoupment, adjustment or any other valid or cognizable claim or defense by the applicable borrower; provided that the enforcement of each of (iii) and (v) above may be limited by applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles. None of the rights or remedies under the documentation relating to the Loans has in any material respect been amended, modified, waived, subordinated or otherwise altered by BKYF, except as evidenced by a written instrument which is a part of the file with respect to such Loans made available to Parent and was entered into by BKYF in good faith and in its ordinary course of business. For purposes of this Section 3.17(a), the phrase “enforceable in accordance with its terms” as it relates to a Loan does not mean that the borrower has the financial ability to repay a Loan or that any collateral is sufficient to result in payment of the Loan secured thereby.

(b)          BKYF has previously disclosed a complete and correct list of all Loans that, as of the Interim Balance Sheet Date (i) are contractually past due 90 days or more in the payment of principal and/or interest, (ii) are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” (or words of similar import) together with the principal amount on each such Loan and the identity of the obligor thereunder. Schedule 3.17(b) sets forth a complete list of other real estate owned, acquired by foreclosure or by deed in-lieu thereof and owned by BKYF or its Subsidiaries as of the Interim Balance Sheet Date, including the book value thereof. True, correct and complete copies of the currently effective lending policies and practices of BKYF and each of its Subsidiaries have been made available to Parent.

(c)          (i) Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents, in each case in all material respects, BKYF’s underwriting and servicing standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) in all material respects and with Applicable Laws and applicable requirements of any government-sponsored enterprise program in all material respects, and (ii) BKYF and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties with respect to any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(d)          Except as set forth on Schedule 3.17(d), none of the agreements pursuant to which BKYF or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations of BKYF or its Subsidiaries, as applicable.

(e)          As to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Authority, such guaranty is in full force and effect, and to BKYF’s Knowledge, will remain in full force and effect following the Closing Date, in each case, without any further action by BKYF or any of its Subsidiaries subject to the fulfillment of their obligations under the Small Business Administration Agreement that arise after the date hereof.

(f)          Schedule 3.17(f) sets forth a complete and correct list of all Loans by BKYF and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of BKYF or any of its Subsidiaries. There are no Loans to any employee, officer, director or other Affiliate of BKYF on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement. All such Loans are and were made in compliance in all material respects with all Applicable Laws. Each Loan disclosed on Schedule 3.17(f) has been made in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arms’-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

3.18       CRA Compliance. Each of BKYF and BOK is Well-Capitalized and BOK’s most recent examination rating under the Federal Community Reinvestment Act, as amended (“CRA”), was “satisfactory” or better. To BKYF’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause BKYF or BOK to receive any notice of non-compliance with such provisions of the CRA or cause BKYF’s or BOK’s CRA rating to decrease below the “satisfactory” level.

3.19       Investment Portfolio. All investment securities held by BKYF or its Subsidiaries, as reflected in the financial statements included in the BKYF SEC Filings, are in all material respects carried in accordance with GAAP and in a manner consistent with the applicable guidelines issued by the BKYF Regulatory Agencies. Each of BKYF and its Subsidiaries has good, valid and marketable title to all securities held by it, except securities sold under repurchase agreements or held in any fiduciary or agency capacity, free and clear of any Lien, except as set forth in the financial statements included in the BKYF SEC Filings and except to the extent any such securities are pledged in the ordinary course of business consistent with prudent banking practices to secure obligations of BKYF or its Subsidiaries.

3.20       Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of BKYF, any of its Subsidiaries or for the account of a customer of BKYF or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of BKYF or one of its Subsidiaries enforceable in accordance with their terms except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies, and are in full force and effect. BKYF and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to BKYF’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.21       Intellectual Property. BKYF and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. To BKYF’s Knowledge, the use of any Intellectual Property by BKYF and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person in any material respect and is in accordance in all material respects with any applicable license pursuant to which BKYF or any BKYF Subsidiary acquired the right to use any Intellectual Property, and no person has asserted in writing to BKYF that BKYF or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person. To BKYF’s Knowledge, no person is challenging, infringing on or otherwise violating any right of BKYF or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to BKYF or its Subsidiaries. Neither BKYF nor any BKYF Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by BKYF or any BKYF Subsidiary, and BKYF and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by BKYF and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.22       Environmental Matters.

(a)          Except as set forth on Schedule 3.22, (i) no notice, notification, demand, request for information, citation, summons or order has been received by BKYF or any of its Subsidiaries, no complaint has been filed against BKYF or any of its Subsidiaries, no penalty has been assessed against BKYF or any of its Subsidiaries, and no investigation, action, claim or suit is pending or, to BKYF’s Knowledge, is threatened against BKYF or any of its Subsidiaries by any Governmental Authority or other Person, in each case relating to or arising out of any Environmental Law; (ii) BKYF, each of its Subsidiaries and the BKYF Real Property are in compliance in all material respects with all Environmental Laws and all Permits relating to Environmental Law matters; (iii) neither BKYF nor any of its Subsidiaries is conducting or paying for any response or corrective action under any Environmental Law at any location; and (iv) neither BKYF nor any of its Subsidiaries is party to any Order that imposes any obligations under any Environmental Law.

(b)          To BKYF’s Knowledge, there has been no release of any Hazardous Substance by BKYF or any of its Subsidiaries in any manner that has given or would reasonably be expected to give rise to any unpaid remedial obligation, corrective action requirement or liability under applicable Environmental Laws.

(c)          To BKYF’s Knowledge, no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, from any current or former properties or facilities while owned or operated by BKYF or any of its Subsidiaries, and Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to BKYF or any of its Subsidiaries under any Environmental Law.

3.23       Material Contracts. Except for the Contracts set forth on the “Exhibit Index” included in BKYF’s Form 10-K for the year ended December 31, 2013 or the BKYF SEC Filings subsequently filed or on Schedule 3.23, as of the date of this Agreement, neither BKYF nor any of its Subsidiary, nor any of their respective assets, properties, businesses or operations is a party to, bound or affected by, or receives benefits under any BKYF Material Contract. All BKYF Material Contracts are valid and binding agreements of BKYF or its Subsidiaries, as applicable, and are in full force and effect and are enforceable in accordance with their terms except as such enforceability may be limited by laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. §1818(b), the appointment of a conservator or receiver, bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither BKYF nor its Subsidiaries is in material violation or breach of or material default under any BKYF Material Contract. To BKYF’s Knowledge, no third party is in violation or breach of or default under any BKYF Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

3.24       Employee Benefit Matters.

(a)          Schedule 3.24(a) sets forth a true and complete list of each BKYF Employee Benefit Plan. Only employees and directors and former employees and directors (and their eligible dependents) of BKYF and its Subsidiaries participate in the BKYF Employee Benefit Plans. Within five (5) Business Days of the date of this Agreement, BKYF shall provide a complete and correct list of the names of the BKYF Employee Benefit Plans in which each such person participates and the participants therein. Neither BKYF nor any of its Subsidiaries has been notified that any BKYF Employee Benefit Plan is undergoing an audit or is subject to an investigation by any of the IRS, the United States Department of Labor (“DOL”) or other Governmental Authority.

(b)          With respect to each BKYF Employee Benefit Plan, complete and correct copies of the following documents have been made available to Parent: (i) the most recent plan documents or written agreements thereof, and all amendments thereto and all related trust or other funding vehicles (including, without limitation, contracts with service providers and insurers) with respect to each such BKYF Employee Benefit Plan and, in the case of any BKYF Employee Benefit Plan that is not in written form, a written description of all material aspects of such plan; (ii) the most recent summary plan description, and all related summaries of material modifications thereto, if applicable; (iii) Forms 5500 (including schedules and attachments), financial statements and actuarial reports for the past three (3) years, if applicable; (iv) the most recent IRS determination letter or opinion letter and any pending application with respect to each such BKYF Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code; and (v) all correspondence to and from the IRS, DOL, or any other Governmental Agency within the past three (3) years relating to any BKYF Employee Benefit Plan (other than the documentation provided under (iii) and (iv) above).

(c)          Except as set forth in Schedule 3.24(c), with respect to each BKYF Employee Benefit Plan: (i) such BKYF Employee Benefit Plan has been administered in all material respects in compliance with its terms and with all Applicable Laws, including, but not limited to, ERISA, the Code, the Health Insurance Portability and Accountability Act and the Patient Protection and Affordable Care Act, and any regulations or rules promulgated thereunder; (ii) no Proceedings are pending, or to BKYF’s Knowledge, threatened; (iii) all premiums, contributions, or other payments required to have been made by Applicable Law or under the terms of any such BKYF Employee Benefit Plan or any Contract relating thereto have been made; (iv) all material reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly filed or distributed; and (v) no non-exempt “prohibited transaction” or “reportable event” has occurred within the meaning of the applicable provisions of ERISA or the Code.

(d)          With respect to each BKYF Employee Benefit Plan intended to qualify under Section 401(a) of the Code, the IRS has issued a favorable determination letter or opinion letter or advisory letter upon which BKYF is entitled to rely under IRS pronouncements, no such determination letter, opinion letter or advisory letter has been revoked nor, to BKYF’s Knowledge, has revocation been threatened, and no circumstance exists that would reasonably be expected to result in the loss of such qualification.

(e)          No BKYF Employee Benefit Plan is subject to the laws of any jurisdiction outside the United States.

(f)          Except as set forth in Schedule 3.24(f), neither BKYF nor any BKYF Employee Benefit Plan provides (or will provide) health or other welfare benefits to one or more former employees, officers, directors, or other individuals (including dependents of any of the foregoing) other than benefits that are required to be provided pursuant to the applicable requirements of COBRA. BKYF has at all times complied with COBRA in all material respects, and has maintained adequate records to evidence such compliance.

(g)          No BKYF Employee Benefit Plan is, and neither BKYF nor any Affiliate maintains or contributes to, or has at any time maintained or contributed to, or has any liability, whether actual or contingent, under a plan subject to Section 302 or Title IV of ERISA or to Section 412 of the Code. No BKYF Employee Benefit Plan is or was at any time a multiemployer plan, as defined in Section 3(37) of ERISA, and neither BKYF nor any Affiliate has ever contributed to, or had an obligation to contribute to, or incurred any liability with respect to, any such multiemployer plan. Except as set forth in Schedule 3.24(g), none of the BKYF Employee Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40). Except as set forth in Schedule 3.24(g), no BKYF Employee Benefit Plan is or was at any time a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither BKYF nor any Affiliate has ever contributed to or had an obligation to contribute to any such plan.

(h)          Schedule 3.24(h) sets forth a complete list of all severance and termination benefits with respect to which BKYF or any of its Subsidiaries has or will have any liability, under any BKYF Employee Benefit Plan or other employment agreement, severance agreement, program, practice, or arrangement.

(i)          Except as set forth on Schedule 3.24(i), neither the execution and delivery of this Agreement or the Bank Merger Agreement nor the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement will (whether alone or in conjunction with any other event) (i) require the funding (whether on a formal or informal basis) of the benefits under any BKYF Employee Benefit Plan; (ii) increase the amount of any compensation, equity award or other benefits otherwise payable by BKYF or any of its Subsidiaries under any BKYF Employee Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any compensation, equity award or other benefit under any BKYF Employee Benefit Plan.

(j)          No participants in any BKYF Employee Benefit Plan participate in such plan pursuant to the terms of a collective bargaining agreement.

(k)          Except as set forth in Schedule 3.24(k), the 401(k) Plan is not funded with and does not allow for payments, investments, or distributions in any employer security of BKYF or any Affiliate (including employer securities as defined in Section 407(d)(1) of ERISA), or employer real property as defined in Section 407(d)(2) of ERISA.

(l)          Except as set forth in Schedule 3.24(l), no reportable event within the meaning of Section 4043 of ERISA, and no event described in Section 4062 or 4063 of ERISA, has occurred in connection with any BKYF Employee Benefit Plan, and neither BKYF nor to BKYF’s Knowledge any Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(m)          Except as set forth on Schedule 3.24(m), neither BKYF nor any of its Subsidiaries is a party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax). Each BKYF Employee Benefit Plan that is a “nonqualified deferred compensation plan” within in the meaning of Section 409A of the Code has been operated in material documentary and operational compliance with Section 409A of the Code and the Treasury Regulations and other guidance promulgated thereunder.

3.25       Labor Relations (Employment Matters).

(a)          There is no labor strike, dispute, slowdown, stoppage or lockout actually pending or, to BKYF’s Knowledge, threatened against or affecting BKYF or any of its Subsidiaries. Neither BKYF nor any of its Subsidiaries is a party to any collective bargaining agreements or similar labor agreements and to BKYF’s knowledge there are no organizing efforts by any union or other group seeking to represent any employees of BKYF or any of its Subsidiaries. BKYF and each of its Subsidiaries is, and has at all relevant times been, in compliance in all material respects with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, hours of work and occupational safety and health, and is not engaged in any unfair labor practices defined in the National Labor Relations Act or other Applicable Law. Neither BKYF nor any of its Subsidiaries has received any written notice that any Governmental Authority responsible for the enforcement of labor or employment laws, rules or regulations intends to conduct an investigation with respect to or relating to BKYF and its Subsidiaries and, to BKYF’s Knowledge, no such investigation is in progress.

(b)          Since the Balance Sheet Date, BKYF has not effectuated a “mass layoff” or “plant closing” as defined in the WARN Act affecting any site of employment or facility of BKYF or its Subsidiaries.

(c)          Except as set forth on Schedule 3.25(c), BKYF is not a party to any Contract with respect to the employment of any officer, director, employee or consultant that is not terminable at will and without any penalty or other severance or obligation.

(d)          Except as set forth on Schedule 3.25(d), to BKYF’s Knowledge, there are no non-solicitation, non-competition, non-disclosure, non-interference agreements between any current employees of BKYF or any of its Subsidiaries and any third party.

(e)          BKYF and each of its Subsidiaries have made all required payments due to employees and to its respective unemployment compensation reserve accounts with the appropriate federal, state, local, and foreign governments (and all agencies thereof) of the jurisdictions where either BKYF or the respective Subsidiary is required to maintain such accounts.

3.26       Related Party Transactions. Except as set forth on Schedule 3.26, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between BKYF or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BKYF or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding BKYF Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BKYF) on the other hand, except those of a type available to employees of BKYF or its Subsidiaries generally.

3.27       Insurance. Except as would not reasonably be expected to have a Material Adverse Effect on BKYF, each of BKYF and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of BKYF reasonably has determined to be prudent with respect to their businesses, properties and assets. All insurance policies with respect to the business and assets of BKYF are in full force and effect, all premiums due and payable thereon have been paid, BKYF and its Affiliates have not received notice to the effect that any of them are in default under any such insurance policy, and all claims have been filed in a timely fashion. To BKYF’s Knowledge, there is no claim pending under any such policies with respect to BKYF or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

3.28       Brokers. Except for Keefe, Bruyette & Woods, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Bank Merger Agreement based upon arrangements made by or on behalf of BKYF.

3.29       BKYF Information. True and complete copies of all documents listed in the BKYF Disclosure Schedule have been made available or provided to Parent. Except for the minutes and actions related to the process leading to this Agreement and the transactions contemplated hereunder, which have not yet been prepared, approved, executed and/or placed in BKYF’s corporate minute books, the corporate minute books, the books of account, stock record books and other financial and corporate records of BKYF and each of its Subsidiaries, all of which have been made available to Parent, are complete and correct in all material respects.

3.30       Information Supplied. None of the information supplied or to be supplied by BKYF for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the BKYF Shareholders or at the time of the BKYF Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of BKYF incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by BKYF with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Proxy Statement/Prospectus or the Registration Statement.

3.31       Fairness Opinion. The Board of Directors of BKYF has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the BKYF Shareholders.

3.32       No Other Representations or Warranties.

(a)          Except for the representations and warranties made by BKYF in this Article III, neither BKYF nor any other person makes any express or implied representation or warranty with respect to BKYF, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BKYF hereby disclaims any such other representations or warranties.

(b)          BKYF acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV
Representations and warranties of parent

Except (i) as disclosed in the disclosure schedule delivered by Parent to BKYF concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Parent and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Parent SEC Filings filed by Parent since January 1, 2011, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to BKYF as follows:

4.1         Organization.

(a)          Parent is a North Carolina corporation (i) duly organized, validly existing and in good standing under the Laws of the State of North Carolina (ii) which is a bank holding company duly registered under the BHCA, (iii) with all requisite power (corporate or otherwise) and authority to own and operate its properties and to carry on its business as presently conducted. Parent is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. True, complete and correct copies of the Charter Documents of Parent, as in effect as of the date of this Agreement, have previously been made available to BKYF.

(b)          Each Subsidiary of Parent is (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation, as applicable, (ii) with all requisite power and authority to own and operate its properties and to carry on its business as presently conducted, and (iii) duly qualified in good standing in each jurisdiction in which the nature of its activities or the character of the properties it owns or leases make such qualification necessary, except in such cases where the lack of said authorization or qualification has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

4.2         Authority; Binding Nature. Each of Parent and, to the extent applicable, its Subsidiaries has all requisite power and authority to enter into this Agreement and the Bank Merger Agreement and to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and of the Bank Merger Agreement by Subsidiary Bank, and the consummation of the transactions contemplated hereby and thereby has been duly authorized by all necessary action on the part of each of Parent and, to the extent applicable, its Subsidiaries and no other corporate proceedings on the part of Parent or such Subsidiaries are necessary to authorize the execution and delivery of this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby. This Agreement has been, and the Bank Merger Agreement will be, duly executed and delivered by Parent and Subsidiary Bank, as applicable, and constitutes or, in the case of the Bank Merger Agreement, will constitute (in each case assuming due authorization, execution and delivery by BKYF and BOK, as applicable) the legal, valid and binding obligations of Parent and Subsidiary Bank enforceable against Parent and Subsidiary Bank, as applicable, in accordance with its terms, subject to the effect of any applicable laws related to safety and soundness of insured depository institutions as set forth in 12 U.S.C. § 1818(b), the appointment of a conservator or receiver, bankruptcy, reorganization, insolvency, fraudulent transfer, moratorium, restructuring or similar Laws affecting creditors’ rights and remedies generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity.

4.3         No Conflicts. The execution, delivery and performance of this Agreement by Parent and of the Bank Merger Agreement by Subsidiary Bank, and the consummation of the transactions contemplated hereby and thereby by Parent and its Subsidiaries, including the Merger and the Bank Merger, do not and will not (a) conflict with, or result in a breach of or default under, any terms or conditions of the Charter Documents of Parent or any of its Subsidiaries, or (b) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) conflict with or violate in any material respect any Applicable Law as to Parent or any of its Subsidiaries, (y) result in any material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to any Contract set forth on the “Exhibit Index” included in Parent’s Form 10-K for the year ended December 31, 2013 or the Parent SEC filings subsequently filed, or (z) result in the creation or imposition of any Lien on any of the assets of Parent or any of its Subsidiaries.

4.4         Consents and Approvals. Other than (i) the Regulatory Approvals, (ii) the execution, delivery and performance of this Agreement, and (iii) such other filings, authorizations, consents, notices or approvals as may be set forth on Schedule 4.4, no consents, approvals, authorizations or other actions by, or filings with or notifications to, any Person or any Governmental Authority on the part of Parent or any of its Subsidiaries is required in connection with the execution, delivery and performance of this Agreement by Parent or by Subsidiary Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby.

4.5         Regulatory Matters. Parent and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2011 with, as applicable, (i) the Federal Reserve Board; (ii) the FDIC; (iii) the NCCOB and any predecessor agency; (iv) any other applicable bank regulatory agencies (collectively, “Parent Regulatory Agencies” and, together with BKYF Regulatory Agencies, the “Regulatory Agencies”) and (v) any other applicable Governmental Authority and has paid all applicable fees, premiums and assessments due and payable thereto. Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with Applicable Law. No Parent Regulatory Agency or other Governmental Authority has initiated or has pending any formal enforcement action regarding or relating to Parent or any of its Subsidiaries. There is no material unresolved written violation, criticism, comment or exception by any Parent Regulatory Agency or other Governmental Authority relating to Parent or any of its Subsidiaries. Parent is not aware of any reason why it or any of its Subsidiaries would not receive all required Regulatory Approvals on a timely basis without undue delay and without the imposition of any Materially Burdensome Regulatory Condition as described in the proviso to Section 5.3(a)(i).

4.6         Capitalization.

(a)          The authorized capital stock of Parent consists only of (i) 2,000,000,000 shares of Parent Common Stock, of which 720,208,719 shares were issued and outstanding as of August 31, 2014 (the “Parent Capitalization Date”) and none of which are held in treasury and (ii) 5,000,000 shares of preferred stock, of which 107,000 were issued and outstanding as of the Parent Capitalization Date. The above shares constitute all of the issued and outstanding Parent Common Stock as of the Parent Capitalization Date. All of the issued and outstanding shares of Parent Common Stock and shares of Parent’s preferred stock have been duly authorized, validly issued and are fully paid and nonassessable. None of such shares have been issued or disposed of in violation of any preemptive rights of any Person. The Parent Common Stock to be issued in exchange for BKYF Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights. As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Parent Common Stock to enable Parent to issue the Merger Consideration as contemplated in this Agreement.

(b)          All of the issued and outstanding shares of capital stock of Subsidiary Bank are, on the date of this Agreement, and on the Closing Date will be, held by Parent.

(c)          Except as disclosed in Schedule 4.6(c), as of the Parent Capitalization Date, there are no outstanding rights, plans, options, warrants, calls, conversion rights or any agreements, arrangements or commitments of any kind or character (either firm or conditional) obligating Parent or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of Parent or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of Parent or its Subsidiaries. As of the Parent Capitalization Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by Parent and are outstanding.

4.7         Deposits. The deposit accounts of Subsidiary Bank are insured by the FDIC to the fullest extent permitted by Applicable Law, and all premiums and assessments required to be paid in connection therewith have been duly, timely and fully paid. No proceedings for the revocation or termination of such deposit insurance are pending or, to Parent’s Knowledge, threatened.

4.8         Parent SEC Filings. Parent has filed (or furnished) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed (or furnished) with the SEC by it under Section 5 of the Securities Act or Sections 13(a), 14 or 15(d) of the Exchange Act, as the case may be, from and after January 1, 2011 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented if applicable, (A) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (B) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.9         Financial Statements.

(a)          The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Filings (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto (the “Parent’s Financial Statements”). As of the date hereof, the books and records of Parent and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, PricewaterhouseCoopersLLP has not resigned (or informed Parent that indicated it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)          Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended the Interim Balance Sheet Date (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since the Interim Balance Sheet Date or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

(c)          Except as disclosed in Schedule 4.9(c), the records, systems, controls, data and information of Parent and its Subsidiaries are in all material respects recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom). Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

4.10       Ordinary Course; Lack of Material Adverse Change. From the Balance Sheet Date, except as reflected in the Parent SEC Filings or Schedule 4.10 or as contemplated by this Agreement, there has not been (i) any Material Adverse Change in Parent or (ii) any action taken by Parent or any of its Subsidiaries during the period from the Balance Sheet Date through the date of this Agreement that would have required BKYF’s consent if Parent had been subject to Section 5.2 at such time.

4.11       Reorganization. Neither Parent nor any of its Subsidiaries has taken any action, nor are they aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.12         Litigation; Orders.

(a)          Except as set forth on Schedule 4.12(a), there is no material Proceeding pending or, to Parent’s Knowledge, threatened either (i) against Parent or any of its Subsidiaries, or to which any assets, interest, or right of any of them may be subject, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement or by the Bank Merger Agreement.

(b)          Except as set forth on Schedule 4.12(b), there is no material Order either (i) outstanding against Parent or any of its Subsidiaries, or (ii) seeking to prevent, materially alter or delay any of the transactions contemplated by this Agreement or by the Bank Merger Agreement.

4.13         Compliance.

(a)          Parent and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Authorities necessary to permit it to carry on its business in all material respects as presently conducted.

(b)          Neither Parent nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

4.14         CRA Compliance. Subsidiary Bank is Well Capitalized and its most recent examination rating under the CRA, was “satisfactory” or better. To Parent’s Knowledge, there is no fact or circumstance or set of facts or circumstances which would be reasonably likely to cause Parent or Subsidiary Bank to receive any notice of non-compliance with such provisions of the CRA or cause Parent or Subsidiary Bank’ s CRA rating to decrease below the “satisfactory” level.

4.15         Material Contracts. As of the date of this Agreement, neither Parent nor any Subsidiary of Parent is a party to any Contract or amendment thereto that would be required to be, and has not been, filed as an exhibit to Parent SEC Filings as of the date of this Agreement. With respect to any Contract or amendment thereto required to be filed as an exhibit to a Parent SEC Filing: (i) the Contract is in full force and effect; (ii) neither Parent nor any Subsidiary of Parent is in material violation or breach of or material default thereunder; and (iii) no other party to any such Contract is, to Parent’s Knowledge as of the date of this Agreement, in violation or breach of or default thereunder.

4.16         Brokers. Except for Deutsche Bank Securities, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, or the other transactions contemplated by this Agreement or by the Bank Merger Agreement based upon arrangements made by or on behalf of Parent or its Subsidiaries.

4.17         Information Supplied. None of the information supplied or to be supplied by Parent or its Subsidiaries for inclusion or incorporation by reference in (a) the Proxy Statement/Prospectus, on the date it (or any amendment or supplement thereto) is first mailed to the BKYF Shareholders or at the time of the BKYF Shareholders’ Meeting, (b) the Registration Statement, when it or any amendment thereto becomes effective under the Securities Act, or (c) the documents and financial statements of Parent incorporated by reference in the Proxy Statement/Prospectus, the Registration Statement or any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to information supplied by BKYF for inclusion in the Proxy Statement/Prospectus or the Registration Statement. The Proxy Statement and Registration Statement will, when filed by Parent in final form with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder.

4.18         Ownership of BKYF Common Stock. Neither Parent, nor any of its Subsidiaries, or to Parent’s Knowledge, any of its other Affiliates or associates, owns beneficially or of record, directly or indirectly, or, except for the Voting and Support Agreements, is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of BKYF Common Stock for its own account.

4.19         No Other Representations or Warranties.

(a)          Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

(b)          Parent acknowledges and agrees that neither BKYF nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V
COVENANTS

5.1           Conduct of Business. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, (B) as set forth on Schedule 5.1, (C) as required by any Governmental Authority or Applicable Law, or (D) with the written consent of Parent, BKYF shall, and shall cause its Subsidiaries to, (x) maintain its existence under Applicable Law, (y) conduct its business and operations in the ordinary and usual course of business and in a manner consistent with prior practice and in accordance with Applicable Law, and (z) use commercially reasonable efforts to keep available the services of its current officers and employees and preserve the rights, franchises, goodwill and relations of its customers, clients and others with whom business relationships exist. Without limiting the foregoing, BKYF covenants and agrees that between the date of this Agreement and the Closing Date, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed) or as expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, or required by Applicable Law, or as set forth in Section 5.1 of the BKYF Disclosure Schedule, it shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)          amend its Charter Documents;

(ii)         adjust, split, combine or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend or other distribution (whether in cash, shares, equity interests or property or any combination thereof) in respect of its capital stock or equity interests (other than to a wholly-owned Subsidiary of BKYF), or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities (except (A) regular quarterly cash dividends by BKYF at a rate not in excess of $0.18 per share of BKYF common stock, (B) dividends paid by any of the Subsidiaries of BKYF to BKYF or any of its wholly owned Subsidiaries, respectively, (C) regular distributions on BKYF’s outstanding Trust Preferred Securities or (D) the acceptance of shares of BKYF Common Stock as payment for the exercise price of BKYF Stock Options or for withholding taxes incurred in connection with the exercise of BKYF Stock Options or the vesting or settlement of BKYF Restricted Stock Unit Awards, in each case, that are outstanding on the date hereof and in accordance with past practice and the terms of the applicable award agreements);

(iii)        except pursuant to contracts or agreements in force at the date of this Agreement and disclosed to Parent, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of BKYF;

(iv)        sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any Person (except for sales of properties or assets in the ordinary course of business consistent with past practice) or merge or consolidate with any Person;

(v)         (A) acquire direct or indirect control over any business or Person, whether by stock purchase, merger, consolidation or otherwise; or (B) make any other investment either by purchase of stock or equity securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of BKYF;

(vi)        other than in the ordinary course of business, incur any indebtedness (excluding bank deposits) for borrowed money (other than indebtedness of BKYF or any of its wholly-owned Subsidiaries to BKYF or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(vii)       make any change to its accounting methods, principles or practices, except as required by GAAP or Applicable Law;

(viii)      except as required under any BKYF Employee Benefit Plan, (A) increase the compensation, severance, benefits, change of control payments or any other amounts payable, or pay or award, or commit to pay or award, any bonuses or incentive compensation, to its present or former officers, employees or directors, other than, in each case, nonmaterial increases in compensation or benefits for non-executive employees made in the ordinary course of business consistent with past practice, (B) establish, adopt, enter into, amend or terminate any collective bargaining agreement or BKYF Employee Benefit Plan, other than any amendments in the ordinary course of business consistent with past practice that do not materially increase the cost to BKYF, in the aggregate, of maintaining such BKYF Employee Benefit Plan, (C) take any action to accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable to any such individual, or (D) hire or terminate the employment of any employee of BKYF or its Subsidiaries having total annual compensation in excess of $100,000, other than termination for cause;

(ix)         (A) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of BKYF’s capital stock or other equity-based compensation or grant to any Person any right to acquire any shares of its capital stock; (B) issue or commit to issue any additional shares of capital stock of BKYF, other than the issuance of shares of BKYF Common Stock upon the exercise of any BKYF Stock Options or the vesting and settlement of any BKYF Restricted Stock Unit Awards, in each case, that are outstanding on the date hereof and in accordance with the terms of the applicable award agreement; (C) issue, sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any of BKYF’s Subsidiaries; or (D) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

(x)          make or change any Tax election, settle or compromise any Tax liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(xi)        fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xii)       enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices;

(xiii)      file any application to establish, or to relocate or terminate the operations of, any banking office;

(xiv)      make, or commit to make, any capital expenditures in excess of $1 million in the aggregate, other than as disclosed in BKYF’s capital expenditure budget set forth in Section 5.1(xiv) of the BKYF Disclosure Schedule;

(xv)       except for transactions in the ordinary course of business, terminate, amend, or waive any material provision of, any BKYF Material Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to BKYF, or enter into any contract that would constitute a BKYF Material Contract if it were in effect on the date of this Agreement;

(xvi)      (A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $1 million in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims; or (B) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

(xvii)     materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(xviii)    change in any material respect its credit policies and collateral eligibility requirements and standards;

(xix)       adopt a plan of complete or partial liquidation or dissolution;

(xx)        take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(xxi)       agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.1;

(xxii)      take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude BKYF from making such representations and warranties at the time of the Closing;

(xxiii)     take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby or by the Bank Merger Agreement; or

(xxiv)    take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of BKYF or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby.

5.2           Conduct of Business. During the period from the date of this Agreement to the Closing Date, except (A) as otherwise expressly contemplated or permitted by this Agreement or the Bank Merger Agreement, (B) as set forth on Section 5.2 of the Parent Disclosure Schedule, (C) as required by any Governmental Authority or Applicable Law, or (D) with the written consent of the BKYF, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)          amend its Charter Documents in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of BKYF Common Stock;

(ii)         adopt a plan of complete or partial liquidation or dissolution;

(iii)        agree to take, make any commitments to take, or adopt any resolutions of the board of directors or shareholders in support of, any of the actions prohibited by this Section 5.2;

(iv)        take or fail to take any action that would reasonably be expected to cause the representations and warranties made in ARTICLE IV to be inaccurate in any material respect at the time of the Closing or preclude Parent from making such representations and warranties at the time of the Closing;

(v)         take any action that is intended to or would reasonably be likely to result in any of the conditions set forth in ARTICLE VI not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby or by the Bank Merger Agreement;

(vi)        take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(vii)       take any action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Parent or its Subsidiaries to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby.

5.3           Approvals and Filings.

(a)          Upon the terms and subject to the conditions set forth in this Agreement, each of BKYF and Parent agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party and its respective Subsidiaries pursuant to this Agreement and the Bank Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Bank Merger Agreement, including (i) obtaining all Regulatory Approvals and all other approvals necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Authorities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Authority; provided that nothing contained herein shall be deemed to require Parent, or require or permit BKYF, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the permits, consents, approvals and authorizations of any Governmental Authority that would (A) reasonably be expected to result in Parent or Subsidiary Bank becoming subject to any cease-and-desist order or other order, formal or informal enforcement action issued by, or written agreement, consent agreement, operating agreement, memorandum of understanding, commitment letter or similar undertaking with, or any request to adopt any board resolutions by, any Governmental Authority, in each case solely resulting from or arising out of the conduct of BKYF’s or BOK’s business, or (B) reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger, (including, for the avoidance of doubt, any determination by any Regulatory Agency or other Governmental Authority that the Bank Merger may not be consummated as contemplated herein or in a substantially similar manner immediately following the Effective Time or that any BKYF Regulatory Agreement will not terminate and be of no further force and as of and following the consummation of the Bank Merger) (any of the foregoing matters in clauses (A) and (B), a “Materially Burdensome Regulatory Condition”); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from nongovernmental Persons; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement or the Bank Merger Agreement.

(b)          Without limiting the generality of the foregoing, as soon as practicable and in no event later than thirty (30) calendar days after the date of this Agreement, Parent and BKYF shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals. Parent and BKYF shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate with each other in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality.

(c)          Subject to Applicable Law (including Applicable Law relating to the exchange of information), the parties shall advise each other within twenty-four hours of receiving any communication from any Governmental Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement or by the Bank Merger Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

5.4           Access; Integration of Data Processing; Confidentiality.

(a)          In order to facilitate the consummation of the transactions contemplated hereby and by the Bank Merger Agreement and the integration of the business and operations of BKYF and its Subsidiaries, subject to Section 5.4(c) and Applicable Laws relating to confidentiality and the exchange of information, BKYF shall permit Parent and its Subsidiaries and their respective officers, employees, counsel, accountants and other authorized representatives, access, throughout the period before the Closing Date, upon reasonable notice and at Parent’s sole expense:

(i)          during customary business hours, to all books, papers and records relating to the assets, properties, operations, obligations and liabilities of BKYF and its Subsidiaries in which Parent may have a reasonable interest; provided, however, that BKYF shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would result in the waiver by it of the privilege protecting communications between it and any of its counsel or where such access or disclosure would contravene any Applicable Law or Order or binding agreement entered into prior to the date of this Agreement; provided, further, that the parties shall attempt to make appropriate substitute disclosure arrangements; and

(ii)         during and, as reasonably required, outside of customary business hours, to telecommunications and electronic data processing systems, facilities and personnel of BKYF and its Subsidiaries for the purpose of performing conversion activities related to data processing integration.

Parent shall use commercially reasonable efforts to minimize any interference with BKYF’s regular business operations of BKYF and its Subsidiaries during any such access.

(b)          At the request of Parent, during the period from the date of this Agreement to the Closing, BKYF shall, and shall cause its Subsidiaries and its and their respective officers and employees to, and shall make all reasonable efforts to cause their respective telecommunications and data processing service providers to (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or Parent), cooperate and assist Parent in connection with preparation for an electronic and systematic conversion of all applicable data regarding BKYF and its Subsidiaries to Parent and its Subsidiaries’ systems of telecommunications and electronic data processing; provided, however, that no such conversion shall occur until the Closing. Parent shall be responsible for reasonable and agreed upon costs incurred by BKYF and its Subsidiaries, including all fees to third parties, in connection with any such efforts.

(c)          Each of Parent and BKYF acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to them pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing Date, the Confidentiality Agreement and the provisions of this Section 5.4(c) shall nonetheless continue in full force and effect.

5.5           Notification. BKYF, on the one side, and Parent, on the other side, shall promptly (and in any event within three Business Days after becoming aware of any such breach) notify the other party or parties in writing (a) if it believes that such party or parties have breached any representation, warranty, covenant or agreement contained in this Agreement or (b) if it believes that any event shall have occurred that might reasonably be expected to result, individually or in the aggregate, in a failure of a condition set forth in Section 6.2 or Section 6.3 if continuing on the Closing Date.

5.6           Public Announcements. BKYF and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated hereby or by the Bank Merger Agreement and shall not issue, and shall not permit any of their Subsidiaries to issue, any such press release or make any such public statement without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior written consent of the other party, issue such press release or make such public statement or filing as may be required by Applicable Law or Order, or any listing agreement with a national stock exchange or automated quotation system; provided, further, however that such party shall have first used reasonable best efforts to consult with the other party with respect to such release, statement or filing.

5.7           No Control of BKYF. Nothing contained in this Agreement or in the Bank Merger Agreement shall give Parent or its Subsidiaries, directly or indirectly, the right to control or direct the operations of BKYF or BOK prior to the Closing Date.

5.8           Employee Benefit Matters.

(a)          As of the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, provide to each employee of BKYF or its Subsidiaries who, as decided by Parent in its sole discretion, shall continue employment with the Surviving Corporation or any of its Subsidiaries following the Closing Date (a “Continuing Employee”) (i) base hourly wages or salaries, as applicable, and (ii) employee benefit plans, programs, policies and arrangements (excluding, however, all equity plans) that, are substantially comparable, in the aggregate, to the BKYF Employee Benefit Plans provided to each such Continuing Employee immediately prior to the Closing Date (but in no event greater than the base wages, salaries or employee benefits provided to Parent’s similarly situated employees). To the extent annual bonuses for employees of BKYF and its Subsidiaries accrued under BKYF’s 2014 bonus pool as disclosed in Section 5.8(a) of the BKYF Disclosure Schedule are not paid by BKYF prior to the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, pay such accrued bonuses promptly following the Closing Date.

(b)          Parent shall provide, or cause its applicable Subsidiary to provide, each employee of BKYF or its Subsidiaries who, as decided by Parent in its sole discretion, does not continue employment with the Surviving Corporation or its Subsidiaries following the Closing Date (a “Discontinued Employee”) with severance benefits under the existing severance practices of Parent or its Subsidiaries or pursuant to the terms of any employment agreement with BKYF or its Subsidiaries in existence as of the date hereof; provided that for purposes of determining seniority as it relates to severance practices of Parent or its Subsidiaries, such a Discontinued Employee shall be credited with his or her years of service with BKYF or its Subsidiary, as applicable; and provided, further, that such benefit payments shall be conditioned on execution of a release of claims in a form satisfactory to Parent.

(c)          With respect to any Parent Employee Benefit Plan in which any Continuing Employee becomes eligible to participate on or after the Closing Date, Parent shall use commercially reasonable efforts to (i) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under any such Parent Employee Benefit Plan to the extent they were inapplicable to, or were satisfied under, any BKYF Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (ii) ensure that each Continuing Employee receives full credit (including eligibility to participate, vesting, vacation entitlement and severance benefits, but excluding benefit accrual under any defined benefit Parent Employee Benefit Plan or any such credit that would result in a duplication of benefits) under each Parent Employee Benefit Plan in which such Continuing Employee becomes or may become a participant for service with Surviving Corporation (or any predecessor to Surviving Corporation and its Affiliates), solely to the extent such service was credited under the BKYF Employee Benefit Plans. As of the Closing Date, Parent shall, and shall cause its applicable Subsidiaries to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any vacation policy or arrangement listed on Schedule 3.24(a) as of the Closing Date. With respect to each Parent Employee Benefit Plan that is a health plan in which Continuing Employees participate after Closing, Parent shall use commercially reasonable efforts to (A) cause to be waived any eligibility waiting period, any evidence of insurability requirement and the application of any pre-existing condition limitation under such plan to the extent such requirements or limitations were inapplicable to, or were satisfied under, any BKYF Employee Benefit Plan in which such Continuing Employee participated prior to the Closing Date; and (B) cause each Continuing Employee to be given credit under such health plan with respect to the plan year in which the Closing Date occurs (“Closing Date Plan Year”) for amounts (such as deductibles and co-payments) paid under any similar BKYF Employee Benefit Plan by such Continuing Employee, with respect to the Closing Date Plan Year and for which verification is provided by the insurer or third party administrator of such BKYF Employee Benefit Plan, as though such amounts had been paid in accordance with the terms and conditions of any applicable Parent Employee Benefit Plan.

(d)          Parent and BKYF acknowledge and agree that all provisions contained in this Section 5.8 are included for the sole benefit of Parent and BKYF and nothing contained herein shall (i) be construed as an amendment to any BKYF Employee Benefit Plan or Parent Employee Benefit Plan or the creation of any new employee benefit plan, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Parent or BKYF or their respective Subsidiaries, or any dependent or beneficiary thereof or (iii) otherwise obligate Parent or any of its Affiliates to maintain any particular BKYF Employee Benefit Plan, Parent Employee Benefit Plan or other employee benefit plan or retain the employment of any particular employee following the Closing Date. Parent and BKYF further acknowledge and agree that BKYF and its Subsidiaries shall provide to Parent all employee books and records relating to Continuing Employees no later than the Closing Date.

(e)          If requested by Parent in writing no less than thirty (30) Business Days prior to the Closing, BKYF shall terminate the 401(k) Plan immediately prior to the Closing by resolution adopted by the board of directors of BKYF, on terms acceptable to Parent, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all Applicable Laws to the extent not previously amended. Said termination shall provide that all participants in the 401(k) Plan shall be fully vested in their account balances thereunder; and BKYF shall notify the 401(k) Plan participants and beneficiaries of such termination prior to the Closing Date pursuant to Applicable Law requirements. Parent will permit rollover of 401(k) plan assets by Continuing Employees in cash and with respect to loans, in kind, to a defined contribution retirement plan with a 401(k) feature of Parent or its Subsidiaries.

5.9           No Solicitation of Transaction by BKYF.

(a)          From the date hereof until the Closing Date, or, if earlier, the date on which this Agreement is terminated in accordance with ARTICLE VIII, BKYF shall not, and shall cause all of its Subsidiaries and its and their respective Representatives to not, directly or indirectly, (i) take any action to solicit, initiate, seek, knowingly facilitate or encourage any inquiries or expressions of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Parent and its Subsidiaries) any nonpublic information or data with respect to BKYF or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, (iii) approve, endorse or recommend any Acquisition Proposal (other than the Merger), (iv) enter into any agreement in principle, arrangement, understanding, contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement which expressly permits BKYF to comply with its obligations pursuant to this Section 5.9) (an “Acquisition Agreement”), or (v) propose or agree to do any of the foregoing. Upon execution of this Agreement, BKYF shall, and shall cause each of its Subsidiaries and all of its and their respective Representatives to, immediately cease any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal; provided, however, that nothing in this Section 5.9 shall preclude BKYF or its representatives from contacting any such party or parties solely for the purpose of complying with the provisions of the first clause of this sentence or to enforce the provisions of any confidentiality agreement entered into with any Person with respect to a potential Acquisition Proposal.

(b)          Notwithstanding Section 5.9(a), BKYF may take any of the actions described in clause (ii) of Section 5.9(a) if, but only if, (i) BKYF has received a bona fide unsolicited written Acquisition Proposal, prior to BKYF Shareholders’ Meeting, that did not result from a breach of this Section 5.9; (ii) BKYF’s Board of Directors determines (in accordance with this Agreement and after consultation with its outside legal counsel and independent financial advisor, in both cases, from firms of national stature) that such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal; (iii) BKYF has provided Parent with at least one (1) Business Day’s prior notice of such determination; (iv) prior to furnishing or affording access to any information or data with respect to BKYF or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, BKYF receives from such Person a confidentiality agreement with terms no less favorable to BKYF than those contained in the Confidentiality Agreement; and (v) the failure of BKYF’s Board of Directors to furnish such information or access or enter into discussions or negotiations would violate its fiduciary duties to BKYF Shareholders. BKYF shall promptly provide to Parent any non-public information regarding BKYF or its Subsidiaries provided to any other Person that was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other party.

(c)          BKYF shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing if any proposals or offers (or modified offers or proposals) are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, BKYF or any of its Subsidiaries or any of their respective Representatives, in each case constituting or in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any such proposals, offers or information requests (including the identity of the Person making or intending to make such any such proposals, offers or information requests, and a copy thereof if in writing and any related documentation or correspondence).

(d)          Nothing contained in this Agreement shall prevent BKYF or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal in a manner consistent with BKYF’s other obligations under this Section 5.9, it being agreed that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

5.10         Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, Parent shall (i) indemnify and hold harmless each individual who at the Effective Time is, or any time prior to the Effective Time was, a director, officer or employee of BKYF or any of its Subsidiaries (the “Indemnitees”) in respect of all claims, liabilities, losses, damages, judgments, fines, penalties costs and expenses (including legal expenses) in connection with any claim, suit, action, proceeding or investigation, whenever asserted, based on or arising out the fact that Indemnitee was an officer, director or employee of BKYF or any Subsidiary for acts or omissions by Indemnitee in such capacity or taken at the request of BKYF or any Subsidiary, at or any time prior to the Effective Time (including any claim, suit, action, proceeding or investigation relating to the Transactions), to the fullest extent permitted by Law and (ii) assume all obligations of BKYF and its Subsidiaries to Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in BKYF’s Charter Documents and the organizational documents of BKYF’s Subsidiaries. In addition, Parent, from and after the Effective Time, shall advance any expenses (including legal expenses) of any Indemnitee under this Section 5.10 as incurred to the fullest extent permitted by Applicable Law, provided that the Indemnitee to whom expenses are advanced provides an undertaking to repay advances if it shall be determined that such Indemnitee is not entitled to be indemnified pursuant to this Section 5.10.

(b)          Parent shall maintain in effect for six years after the Effective Time, the current directors’ and officers’ liability insurance policies maintained by BKYF (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 300% of the annual premium payment on BKYF’s current policy in effect as of the date of this Agreement (the “Premium Cap”) and, in the event the cost of such coverage shall exceed that amount, Parent shall purchase as much coverage as possible for such amount. In lieu of the foregoing, Parent may obtain at or prior to the Effective Time a prepaid “tail” policy providing coverage equivalent to that described in the preceding sentence for an aggregate price of no more than the Premium Cap .

(c)          The provisions of this Section 5.10 are intended for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any Indemnitee may have under BKYF Charter Documents, by contract or otherwise. In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the purchaser of its assets and properties shall assume the obligations set forth in this Section 5.10. This Section 5.10 shall survive the Effective Time.

5.11         Efforts to Consummate; Further Assurances.

(a)          Parent and BKYF agree to use, and to cause each of their Subsidiaries to use, reasonable best efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and under the Bank Merger Agreement and the conditions precedent to the Closing.

(b)          Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

5.12         Kentucky Advisory Board. At or promptly following the Effective Time, Parent shall invite members of the Boards of Directors of BKYF and BOK to serve as paid members of a regional advisory board in accordance with the terms set forth in Section 5.12 of the Parent Disclosure Schedule.

5.13         Northern Kentucky Community Development Committee. At or promptly following the Effective Time, Parent shall create a Northern Kentucky Community Development Committee and invite members of BKYF’s Board of Directors and senior management to serve on such committee. Such committee shall provide input regarding the Surviving Corporation’s charitable decisions for Northern Kentucky for no less than three years following the Effective Time. During such period of time, the Surviving Corporation’s overall support for Northern Kentucky communities will remain at least consistent with the level that BKYF currently provides as set forth on Section 5.13 of the BKYF Disclosure Schedule.

5.14         Continuity of Business. Parent will continue at least one significant historic business line of BKYF, or use at least a significant portion of BKYF’s historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d), except that Parent may transfer BKYF’s historic business assets (i) to a corporation that is a member of the Parent’s “qualified group,” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii); or (ii) to a partnership if (A) one or more members of Buyer’s “qualified group” have active and substantial management functions as a partner with respect to BKYF’s historic business; or (B) members of Buyer’s “qualified group” in the aggregate own an interest in the partnership representing a significant interest in BKYF’s historic business, in each case within the meaning of Treasury Regulations Section 1.368-1(d)(4)(iii).

5.15         Tax Matters.

(a)          For federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). After the date of this Agreement (including, without limitation, after the Effective Time) subject to the other terms and conditions in this Agreement, each party hereto shall take any action that is required to cause the Merger to qualify, and will not take any actions or cause any actions to be taken which would reasonably be likely to prevent the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. All parties hereto shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)          The Chief Financial Officer of each of the Parent and BKYF shall execute and deliver to Wachtell, Lipton, Rosen & Katz and Squire Patton Boggs (US) LLP certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firm, including at the time the Registration Statement is filed with the SEC and the Effective Time, in connection with each firm’s delivery of its tax opinion pursuant to Section 6.2(f) and Section 6.3(f). Each of Parent and BKYF shall use its commercially reasonable best efforts to cause such opinions to be delivered and not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.15(b).

5.16         Stock Exchange Listing. Parent shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to (i) list, prior to the Effective Time if such listing is required to be made prior to the Effective Time under the Stock Exchange listing rules, the shares of Parent Common Stock to be issued to the holders of BKYF Common Stock as part of the Merger Consideration in connection with the Merger, or (ii) make such post-Closing filings with the Stock Exchange as may be required by the applicable rules thereof.

5.17         Litigations and Claims.

(a)          Parent shall promptly notify BKYF in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against Parent or its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in Parent. Parent shall promptly notify BKYF in writing of any Proceeding, pending or, to Parent’s Knowledge, threatened against Parent or its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement. the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent or Subsidiary Bank with respect hereto or thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(b)          BKYF shall promptly notify Parent in writing of any Proceeding, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of a Proceeding, against BKYF or any of its Subsidiaries, if such Proceeding or potential Proceeding is reasonably likely to result in a Material Adverse Change in BKYF. BKYF shall promptly notify Parent in writing of any Proceeding, pending or, to BKYF’s Knowledge, threatened against BKYF or any of its Subsidiaries that (A) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent or its Subsidiaries with respect hereto or thereto, or (B) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. BKYF shall give Parent the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against BKYF and/or its directors or Affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.18         Trust Preferred Securities. Upon the Effective Time, Parent or a Subsidiary of Parent shall assume the due and punctual performance and observance of the covenants and conditions to be performed by BKYF under the Junior Subordinated Indenture between BKYF and The Bank of New York, as trustee, dated as of November 14, 2002, relating to the LIBOR plus 1.47% floating rate obligated mandatory redeemable trust preferred securities of The Bank of Kentucky Capital Trust II (the “Trust Preferred Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent or its applicable Subsidiary shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinion of counsel to the trustee thereof, required to make such assumptions effective. If requested by Parent, BKYF will reasonably cooperate with Parent to facilitate the prompt redemption of the Trust Preferred Securities at or following the Closing.

ARTICLE VI
Conditions to close

6.1           Conditions to Each Party’s Obligations. Each party’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party entitled to the benefit thereof:

(a)          No Orders. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Applicable Law or Order (whether temporary, preliminary or permanent) which has the effect of making illegal or preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b)          Shareholder Approval. This Agreement shall have been approved by action by the BKYF Shareholders holding the requisite voting power under the Charter Documents of BKYF and Applicable Law (the “BKYF Shareholder Approval”).

(c)          Registration Statement. The Registration Statement shall have been effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities laws or the Securities Act relating to the issuance of the shares of Parent Common Stock issuable pursuant to the Merger shall have been received.

(d)          Bank Merger. The parties shall stand ready to consummate the Bank Merger immediately after the Merger.

6.2           Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated hereby are also subject to the satisfaction, or waiver by Parent, at or prior to the Closing Date of the following conditions:

(a)          Accuracy of Representations and Warranties. For purposes of this Section 6.2(a), the accuracy of the representations and warranties of BKYF set forth in this Agreement shall be assessed (i) as of the date of this Agreement and (ii) as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.6, 3.28 and 3.31 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect, and the representations and warranties set forth in Section 3.5 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of BKYF set forth in this Agreement (including the representations and warranties set forth in Sections 3.1, 3.2, 3.3(a), 3.5, 3.6, 3.28 and 3.31) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to BKYF; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “BKYF’s Knowledge” shall be deemed not to include such qualifications.

(b)          Compliance with Covenants and Obligations. BKYF shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)          Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and shall not contain or result in the imposition of any Materially Burdensome Regulatory Condition as contemplated by Section 5.3(a), and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d)          BKYF Closing Deliverables. BKYF shall have delivered to Parent, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.17 at or prior to the Closing Date.

(e)          Tax Opinion. Parent shall have received a written opinion of Wachtell, Lipton, Rosen & Katz dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Wachtell, Lipton, Rosen & Katz will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of BKYF and Parent as referenced in Section 5.15(b).

6.3           Conditions to the Obligations of BKYF. The obligation of BKYF to consummate the transactions contemplated by this transaction is also subject to the satisfaction, or waiver by BKYF, at or prior to the Closing Date of the following conditions:

(a)          Accuracy of Representations and Warranties. For purposes of this Section 6.3(a), the accuracy of the representations and warranties of Parent set forth in this Agreement shall be assessed (i) as of the date of this Agreement and (ii) as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing Date; provided that representations and warranties which are confined to a specified date shall speak only as of such date. The representations and warranties set forth in Sections 4.1, 4.2, 4.3(a) 4.6 and 4.16 shall be true and correct in all respects, except for inaccuracies which are de minimis in amount and effect, and the representations and warranties in Section 4.5 shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of Parent set forth in this Agreement (including the representations and warranties set forth in Sections 4.1, 4.2, 4.3(a), 4.5, 4.6 and 4.16) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Change or Material Adverse Effect with respect to Parent; provided that, for purposes of this sentence only, those representations and warranties which are qualified as to “materiality,” “Material Adverse Change” or “Material Adverse Effect” or as to “Parent’s Knowledge” shall be deemed not to include such qualifications.

(b)          Compliance with Covenants and Obligations. Parent shall have performed and complied in all material respects with all of its covenants and obligations required by this Agreement to be performed or complied with prior to or at the Closing Date.

(c)          Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(d)          Listing. The shares of Parent Common Stock to be issued to the BKYF Stockholders as part of the Merger Consideration in the Merger shall have been approved for listing on the Stock Exchange.

(e)          Parent Closing Deliverables. Parent shall have delivered to BKYF, each of the certificates, instruments, agreements, documents, assets and other items required to be delivered by it pursuant to Section 2.18 at or prior to the Closing Date.

(f)          Tax Opinion. BKYF shall have received a written opinion of Squire Patton Boggs (US) LLP, dated as of the Closing Date and based on facts, representations and assumptions described in such opinions, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, Squire Patton Boggs (US) LLP will be entitled to receive and rely upon customary certificates and representations of the Chief Financial Officer of each of each of BKYF and Parent as referenced in Section 5.15(b).

ARTICLE VII
Termination

7.1           Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)          by the mutual written consent of BKYF and Parent;

(b)          by either BKYF, on the one hand, or Parent, on the other hand, if the Closing Date shall not have occurred on or before the first anniversary of the date of this Agreement; provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing Date to occur on or prior to such date;

(c)          by either BKYF, on the one hand, or Parent, on the other hand, in the event of (i) a material breach by the other party of any representation or warranty contained this Agreement, which breach cannot be or has not been cured within forty-five (45) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s or BKYF’s obligations set forth in Section 6.2 or Section 6.3, respectively, or (ii) a material breach by the other party of any of its obligations contained in this Agreement, which breach cannot be or has not been cured within forty-five (45) days after the giving of written notice to the breaching party of such breach, and which breach or breaches would result in a failure to satisfy any condition to Parent’s or BKYF’s obligations set forth in Section 6.2 or Section 6.3, respectively;

(d)          by either BKYF, on the one hand, or Parent, on the other hand, if (i) final action has been taken by a Regulatory Agency whose approval is required in connection with this Agreement or the Bank Merger Agreement and the transactions contemplated hereby or thereby, which final action (x) has become final and nonappealable and (y) does not approve this Agreement or the Bank Merger Agreement or the transactions contemplated hereby or thereby, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, or final nonappealable judgment which has the effect of making illegal the consummation of the transactions contemplated by this Agreement or the Bank Merger Agreement;

(e)          by Parent if (i) the Board of Directors of BKYF (or any committee thereof) shall have failed to make the BKYF Recommendation or shall have made an Adverse BKYF Recommendation Change (including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer), or (ii) BKYF shall have materially breached any of the provisions set forth in Sections 2.14 and 5.9; or

(f)          by Parent or BKYF, if the BKYF Shareholders fail to approve this Agreement at the BKYF Shareholders’ Meeting.

7.2           Effect of Termination

(a)          In the event of termination of this Agreement by a party pursuant to Section 7.1, written notice thereof shall promptly be given to the other party(ies) hereto, and upon such notice this Agreement shall terminate. Except as provided under this Section 7.2 or otherwise expressly in accordance with the terms of this Agreement, upon termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and of no further force and effect, there shall be no liability on the part of any party hereto to the other party(ies), and all rights and obligations of any party hereto shall cease and the parties shall be released from any and all obligations hereunder; provided, that (i) the provisions of Section 5.4(c) shall survive any such termination; and (ii) nothing herein shall relieve any party from liability for damages resulting from fraud or the willful breach of any of its representations, covenants or agreements set forth in this Agreement.

(b)          Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated pursuant to Section 7.1(e), then BKYF shall, on the date of termination, pay to Parent the sum equal to 3% of the Total Merger Consideration (the “Termination Fee”) by wire transfer of immediately available funds.

(c)          Notwithstanding anything to the contrary in this Agreement, in the event that (i) an Acquisition Proposal with respect to BKYF shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of BKYF, or any Person or group of Persons shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to BKYF after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Parent or BKYF pursuant to Section 7.1(b) (if the BKYF Shareholder Approval has not theretofore been obtained), (B) by Parent pursuant to Section 7.1(c) or (C) by Parent or BKYF pursuant to Section 7.1(f) and (iii) prior to the date that is twelve (12) months after the date of such termination BKYF consummates a transaction of a type set forth in the definition of “Acquisition Proposal” or enters into an Acquisition Agreement, then BKYF shall on the earlier of the date such transaction is consummated or any such Acquisition Agreement is entered into, pay to Parent the Termination Fee by wire transfer of immediately available funds.

ARTICLE VIII
Miscellaneous

8.1           Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received) if delivered personally, or sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses or at such other addresses for a party as shall be specified by like notice:

(a)	if to Parent, to:

BB&T Corporation
200 West Second Street
Winston-Salem, North Carolina 27101
Attn: Robert J. Johnson, Jr.
Tel: 336-733-2180
Fax: 336-733-2189

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: Matthew M. Guest
Tel: 212-403-1341
Fax: 212-403-2341

and

(b)	if to BKYF, to:

BKYF
The Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017
Attn: Robert W. Zapp
Tel: 859-372-5173
Fax: 859-282-3251

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
221 E. Fourth Street, Suite 2900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

Ziegler & Schneider, P.S.C.
541 Buttermilk Pike, Suite 500
P.O. Box 175710
Covington, KY 41017
Attn: Wilbert Ziegler
Tel: 859-426-1300
Fax: 859-426-1350

8.2           Entire Agreement. This Agreement (including the Disclosure Schedules hereto), together with the Voting and Support Agreements and the other documents and agreements delivered at the Closing Date pursuant to the provisions hereof constitute the full and entire understanding and agreement of the parties hereto in respect of its subject matter, and supersedes all prior agreements, understandings (oral and written) and negotiations between or among the parties with regard to such subject matter. The Disclosure Schedules and the Confidentiality Agreement constitute a part hereof as though set forth in full herein.

8.3           Amendments. This Agreement (including the Disclosure Schedules attached hereto) may not be modified, amended, supplemented, canceled or discharged, except by a written instrument executed by all parties hereto.

8.4           Waivers. No failure to exercise, and no delay in exercising, any right, power or privilege under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege hereunder preclude the exercise of any other right, power or privilege. No waiver of any breach of any provision shall be deemed to be a waiver of any preceding or succeeding breach of the same or any other provision, nor shall any waiver be implied from any course of dealing between the parties. No extension of time for performance of any obligations or other acts hereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts. Any waiver, permit, consent or approval of any kind or character by any party of any breach or default under this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

8.5           Binding Effect; Assignment. The rights and obligations of this Agreement shall be binding on and enforceable by the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, the rights and obligations of this Agreement may not be assigned by BKYF or Parent without the express prior written consent of the other party. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.6           Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed entirely within such state, without giving effect to its principles of conflicts of laws; provided that the KBCA and the NCBCA, as applicable, shall govern to the extent mandatorily applicable to Kentucky corporations and North Carolina corporations, respectively. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court of competent jurisdiction located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of such courts in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

8.7           Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE BANK MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8           Cumulative Remedies; Specific Performance. All rights and remedies under this Agreement or otherwise afforded by Applicable Law to any party, shall be cumulative and not alternative. Without limiting the rights of a party hereto to pursue all other legal and equitable rights available to such party for another party’s failure to perform its obligations under this Agreement, the parties hereto acknowledge and agree that the remedy at law for any failure to perform their respective obligations hereunder would be inadequate and that each party shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure. Each of the parties hereby further waives any requirement under Applicable Law to post security as a prerequisite to obtaining equitable relief.

8.9           Expenses. Each party to this Agreement shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the Bank Merger Agreement and the transactions contemplated hereby and thereby, whether or not such transactions are consummated, including all fees and expenses of agents, representatives, counsel and accountants.

8.10         Prevailing Party. In the event that any litigation between the parties hereto should arise as the result of any breach or alleged breach of this Agreement, the prevailing party in said litigation shall be entitled to recover its reasonable attorneys’ fees and costs, including attorneys’ fees and costs incurred in litigating entitlement to attorneys’ fees and costs and in determining or quantifying the amount of recoverable attorneys’ fees and costs (through both trial and appellate levels) from the nonprevailing party.

8.11         Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

8.12         Nonsurvival. None of the representations, warranties, covenants and agreements set forth in this Agreement other than this Section 8.12 shall survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

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IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger on the day and year first above written.

BB&T Corporation

By:	/s/ Daryl N. Bible

Name:	Daryl N. Bible
Title:	Senior Executive Vice President and Chief Financial Officer

The Bank of Kentucky Financial Corporation

By:	/s/ Robert W. Zapp

Name:	Robert W. Zapp
Title:	President and Chief Executive Officer